SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 May 20, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MICROCELL TELECOMMUNICATIONS INC.

RENEWAL ANNUAL INFORMATION FORM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

May 5, 2004

ITEM 1 - CORPORATE STRUCTURE

Name and Incorporation of the Issuer
Intercorporate Relationships

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

Overview

General
Business Strategy

Recent Developments

Amendment and Restatement to our Credit Facilities
Rights Offering
Redemption of Preferred Shares
Telus' Unsolicited Offer

Future Developments

ITEM 3 - NARRATIVE DESCRIPTION OF THE BUSINESS

Business Overview

PCS

PCS Business Strategy
City Fido
PCS Products and Services
Subscriber Base
Sales and Marketing
Customer Service
Customer Retention
Distribution Network
GSM Network
Capital Expenditures
Suppliers

Intellectual Property

Broadband Wireless Internet

Competition

PCS Business
Additional Competition
Wireless Internet Business

Research and Development

Regulation

Radiocommunication Act
PCS License Conditions and Fees
Spectrum Aggregation Limit
MCS Licenses Conditions and Fees
Telecommunications Act
Regulatory Framework for Wireless Service Providers
Regulatory Framework for Competitive Local Exchange Carriers
Contribution Obligations
Foreign Ownership Restrictions

Human Resources

Properties and Equipment

Legal Proceedings

Capital Restructuring

Risk Affecting our Business

ITEM 4 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information for the Last Three Years

Dividend Policy

ITEM 5 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 6 - DIRECTORS AND OFFICERS

Directors

Board Practices

Officers of Microcell

Share Ownership
Corporate Cease Trade Orders or Bankruptcies

ITEM 7 - MARKET FOR THE NEGOTIATION OF SECURITIES

ITEM 8 - ADDITIONAL INFORMATION

Note:

Unless otherwise indicated, the information contained in the present renewal annual information form sets forth, in a general form, the situation of the Company as at December 31, 2003, namely as at the end of its most recent fiscal year, and it also takes into account the material events having occurred since the end of that fiscal year, such that all of the information contained herein has been updated, as required, as at May 5, 2004, except as to the paragraph describing Telus Corporation's announcement to offer to purchase the Company's securities disclosed in the recent development section of item 2. All dollar amounts set forth in this renewal annual information form are expressed in Canadian dollars, except where otherwise indicated.

FORWARD-LOOKING STATEMENTS:

Statements contained or incorporated by reference in this renewal annual information form that are not based on historical fact are "forward-looking statements". Forward looking statements may be identified by use of forward-looking terminology such as "believe", "consider", "intends", "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. Actual results of the Company's business and operations could differ materially from those suggested by the forward-looking statements.

ITEM 1 - CORPORATE STRUCTURE

NAME AND INCORPORATION OF THE ISSUER

Under this present renewal annual information form, or AIF, "Microcell", "Company", "we" or "our" refers to Microcell Telecommunications Inc. and all or only part of its subsidiaries collectively, or one or several of its subsidiaries, according to the situation or the context.

Microcell Telecommunications Inc. was incorporated in Canada pursuant to the Canada Business Corporations Act, or CBCA, on April 28, 2003 under the name 4130910 Canada Inc. We changed our name on May 1, 2003 to Microcell Telecommunications Inc./Microcell Telecommunications Inc. On May 20, 2003 we restated our articles of incorporation pursuant to a Restated Certificate of Incorporation. We are the successor corporation of another corporation, which we refer to in this AIF as Old Microcell when we need to differentiate it from the current Microcell. Old Microcell was incorporated pursuant to the CBCA on October 16, 1992 and liquidated into Microcell as of December 31, 2003. We were formed as a holding company for Old Microcell pursuant to a Plan of Reorganization and of Compromise and Arrangement, which we refer to as the Plan, pursuant to the Companies' Creditors Arrangement Act (Canada), or CCAA, and the CBCA.

INTERCORPORATE RELATIONSHIPS

The following chart illustrates, as of December 31, 2003, the intercorporate relationship among Microcell and our subsidiaries, and the percentage of voting rights held or controlled by us. All these companies were incorporated under the CBCA, except for Telcom Investments Inc., which was incorporated under the laws of the State of Delaware.

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

General

From our inception, we have been involved in the design and deployment of wireless communications services. In September 1994, we were issued an experimental license from the Canadian Minister for the Department of Industry, known as Industry Canada, to test Personal Communication Services, or PCS, technologies operating in the 1900 MHz frequency range. The experimental license was used to deploy a pilot network in Montreal. At the end of 1995, we were awarded our PCS license and began commercial deployment of our PCS network across Canada in 1996. In 2001, our PCS license was renewed for a second five-year term.

To finance the deployment of a state-of-the-art digital voice and data-capable network and to establish the Fido brand for our retail wireless services, we raised approximately $2.4 billion of capital between 1996 and 2002, of which we borrowed $1.3 billion through the issuance of notes in the high yield market and through bank borrowings. By the end of 2002, with the accretion of the notes and the weakening Canadian dollar, our liability with respect to the notes and our bank credit facilities amounted to approximately $2.0 billion. We expected that the revenues generated from our personal communication services operations would result in significant operating cash flow to finance our debt service requirements and to support future customer acquisition and capital expenditure programs. However, our operating performance did not meet business plan expectations. As a result, our operations could not support our capital structure, which put us in a competitive disadvantage. Given this context, there was significant uncertainty regarding our ability to continue as a going concern either without a reduction in financing costs or an improvement in our liquidity position and operating performance. Consequently, we undertook a process to restructure our operations in August 2002. This process was completed on May 1, 2003. The plan eliminated approximately $1.6 billion of long-term debt and $140 million to $180 million of annual interest expense.

Since May 1, 2003, we have carried on our operations through two principal wholly owned subsidiaries:

  Microcell Solutions Inc., which we refer to as Solutions, and which owns our personal communication services network and retails PCS services under the Fido brand name;

  Inukshuk Internet Inc., or Inukshuk, a company selected to be awarded multipoint communications systems licenses by Industry Canada in the spring  of 2000 that cover some 30 million people in Canada. On November 19, 2003, Inukshuk announced arrangements with third parties to advance   the multipoint communications systems project.

Business Strategy

We have positioned our company as the preferred access network for the mass market. In order to strengthen our competitive position in the Canadian wireless market, we underwent a thorough revision of our business plan during the capital reorganization process. Accordingly, we adjusted our strategic direction to focus primarily on core personal communication services voice operations within the retail consumer and individual business user market segments. We believe that our strong branding, customer segmentation strategy, service innovation and product differentiation has helped us to reestablish our competitive market position in a relatively short period of time following our emergence from protection under the CCAA on May 1, 2003.

We were the first wireless operator in Canada to deploy an all-digital data network based on next generation infrastructure. In addition, we are the only wireless competitive local exchange carrier in Canada, which provides us with the ability to port landline numbers to wireless phones. This enables us to differentiate ourselves in the Canadian wireless industry by allowing us to actively pursue a local wireline substitution strategy. We also hold 30 MHz of personal communication services spectrum nationwide, which combined with our personal communication services network, currently allows us to rapidly and cost-effectively add network capacity without cell splitting.

In keeping with our business strategy of market differentiation and our objective to continue raising the profile of wireless telephony in Canada through product evolution and innovative service design, we commercially introduced the industry's first home and mobile service in the Greater Vancouver area, branded under the City Fido(TM) name in October 2003. This service uniquely embraces the concept of person-to-person communication by integrating the features of traditional wireline service with the benefits of wireless mobility. We expect to rollout City Fido progressively over the next three years to additional Canadian cities.

RECENT DEVELOPMENTS

Amendment and Restatement to our Credit Facilities

On January 22, 2004, we announced that we would begin holding lenders' meetings with a view to voluntarily refinancing, on more favorable terms, our senior credit facilities with up to $450 million of new secured debt.

We announced on March 17, 2004 the successful closing of new senior secured credit facilities in an aggregate principal amount equivalent to $450 million for our wholly-owned subsidiary, Solutions, with a syndicate of lenders. The proceeds have been used mainly to refinance our previous senior secured credit facilities in an aggregate amount of approximately $334 million. Our new credit facilities provide us with greater financial flexibility by adding approximately $80 million of incremental cash availability, which will be used to fund capital expenditures as well as for general corporate purposes.

The new facilities consist of an undrawn six-year $50 million first lien revolving credit facility, of a seven-year first lien term loan, and of a seven-and-a-half-year second lien term loan, each in an amount equivalent to $200 million. The revolving credit facility is denominated in Canadian dollars and both term loans are denominated in U.S. dollars. We have the ability, subject to certain conditions, to increase, at a later date, our first lien term loan facility or revolving credit facility by an additional $25 million, and our second lien term loan facility by an additional $50 million. Loan pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets.

Rights Offering

On February 27, 2004, we announced that we filed a preliminary prospectus with the securities authorities in each province of Canada for a rights offering to holders of our class A restricted voting shares, class B non-voting shares, first preferred voting and non-voting shares, and second preferred voting and non-voting shares for minimum gross proceeds to Microcell of approximately $100 million. In addition, we were entitled to receive up to an additional $50 million from COM Canada, LLC, a private holding company of Craig O. McCaw, which acted as standby purchaser for the rights offering. On March 24, 2004 we filed a final prospectus in connection with the rights offering.

Shareholders received one right for every share held on April 2, 2004. Every five rights entitled the holder to purchase one class B non-voting share at a price of $22.00 per share prior to April 28, 2004. The rights offering was fully subscribed and generated approximately $97 million in net proceeds for the Company. A further $50 million was received by the Company from the purchase of class B non-voting shares under a standby agreement with COM Canada, LLC, a private holding company of Craig O. McCaw. As a result of these transactions, the Company issued 6,792,363 additional class B non-voting shares. Furthermore, pursuant to the standby purchase agreement, Microcell issued 3,977,272 warrants to COM Canada, LLC to acquire, at a price of C$22.00 per share, additional class B non-voting shares for exercise at a later date. Approximately $1.2 million of the net proceeds from the rights offering and the related private placement has been used by Microcell to redeem its preferred shares (as described below), and the balance will be used to fund capital expenditures and for general corporate purposes.

Redemption of Preferred Shares

On April 7, 2004, we gave a notice of redemption in which we stated that we would redeem, as of May 1, 2004, all our outstanding preferred shares as at 5:00 p.m. (Montreal time) on April 30, 2004, in accordance with the provisions of our restated articles of incorporation. Such redemption was subject to the right of the holders of preferred shares to convert such shares into class A restricted voting shares or class B non-voting shares prior to their redemption.

The redemption price of each preferred share was $16.39 per share, representing the first preferred share redemption price, or FPS Redemption Price, and second preferred share redemption price, or SPS Redemption Price, as the case may be, as computed pursuant to our restated articles of incorporation as of that date. As of May 1, 2004 we redeemed all our preferred shares outstanding as at April 30, 2004.

Telus' Unsolicited Offer

On May 13, 2004 we have been informed that TELUS Corporation intends to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell. On May 17, 2004, TELUS Corporation filed its offer with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, or SEC. Until the Company receives completes its review of the offer, it will not comment on the offer or its contents and will not speculate as to any future course of action it might take.

FUTURE DEVELOPMENTS

We will continue to upgrade our PCS network, improve our existing coverage to meet expected increases in demand for our service. In particular, we expect to rollout our City Fido service progressively over the next three years to additional Canadian cities. As new cost-effective technologies are introduced, we may further increase our coverage to areas where we believe it will be economically attractive to offer services.

ITEM 3 - NARRATIVE DESCRIPTION OF THE BUSINESS

BUSINESS OVERVIEW

From our inception, we have been involved in the design and deployment of wireless communications services. In September 1994, we were issued an experimental license from Industry Canada to test PCS technologies operating in the 1900 MHz frequency range. The experimental license was used to deploy a pilot network in Montreal. At the end of 1995, we were awarded our PCS license and began commercial deployment of our PCS network across Canada in 1996. In 2001, our PCS license was renewed for a second five-year term and in December 2003, this was extended a further five years, to 2011.

We offer a wide range of voice and high-speed data communications products and services to over 1.2 million customers. We operate a GSM network across Canada and market PCS and general packet radio services, which we refer to as GPRS, under the Fido brand name. PCS consists of wireless telecommunications services that use advanced and secure digital technology. We are the only wireless CLEC in Canada, which provides us with the ability to port landline numbers to wireless phones. This enables us to differentiate ourselves in the Canadian wireless industry by allowing us to actively pursue a local wireline substitution strategy. We also offer access to our PCS network to third-party telecommunications providers on a wholesale basis, including Sprint Canada Inc. with whom we have an agreement whereby Sprint offers their home phone and long distance service along with our Fido wireless service.

Since May 1, 2003, we have carried on our operations through two principal wholly-owned subsidiaries:
  Solutions, which serves both consumer and corporate customers, is the holder of our PCS license, owns and operates our PCS network, manages our wholesale PCS business and operates our retail PCS business under the Fido brand name; and

  Inukshuk, a company selected to be awarded MCS licenses by Industry Canada in the spring of 2000 that cover some 30 million people in Canada; MCS spectrum allows for the deployment and operation of broadband wireless access networks. On November 19, 2003,  Inukshuk announced arrangements with third parties to advance the MCS project. Since February 11, 2004 Inukshuk has operated as a wholesaler in Yellowknife and works with retailer SSI Micro Ltd. to bring high-speed Internet services to that market.

PCS

PCS Business Strategy

PCS is a generation of wireless telecommunications services based on advanced, secure, digital technology. We currently offer a range of simply priced, affordable packages of feature-rich PCS, including secure digital voice transmission, prepaid services and enhanced customized value‑added data services. Since our inception, we have been pursuing a mass-market strategy to position our company as the customer's preferred source of access for everyday communications needs.

We commercially launched our PCS services in the greater Montreal area in November 1996 under the Fido brand name. We currently provide PCS coverage in a number of other census metropolitan areas and other communities and regions in Canada, including: St. John's, Halifax, Quebec City, Trois‑Rivieres, Sherbrooke, Ottawa-Hull, Oshawa, Toronto, Hamilton, St. Catharines‑Niagara, Kitchener, London, Windsor, Winnipeg, Regina, Saskatoon, Edmonton, Calgary, Vancouver and Victoria. In addition, our PCS network provides digital network coverage along certain Canadian highway corridors between urban areas and weekend destinations. We estimate that our PCS network covers some 19 million people, or 61% of the Canadian population. We believe that our strong branding, customer segmentation strategy, service innovation and product differentiation has fuelled high rates of customer acceptance and subscriber growth in a relatively short period of time. We had 1,245,146 customers as at December 31, 2003, consisting of 592,180 Fido postpaid service subscribers and 652,966 Fido prepaid service subscribers, compared with a retail customer base of 1,164,521 at the end of 2002 of which 545,062 were postpaid and 619,459 prepaid. This represents an approximate 9% market share of the total number of wireless subscribers in Canada.

We are using the GSM technology for our PCS network. Having been in successful operation for approximately twelve years, GSM has achieved substantial market acceptance. It is the most widely deployed digital wireless voice and data technology in the world, accounting for 73% of the world's digital market and 72% of the world's wireless market. It is currently used by 549 on-air networks in 183 countries and territories, providing commercial service to more than 1 billion customers, including approximately 35 million GSM customers in North America. We also believe that GSM network equipment prices and GSM handset prices benefit from greater economies of scale than other digital technologies. We also benefit when GSM subscribers from other networks roam onto our PCS network. Similarly, our customers enjoy the benefits of global roaming on the networks of our GSM roaming partners around the world. We have operational roaming agreements with almost all of the GSM operators in the United States and with 283 GSM operators in 150 countries worldwide.

We have deployed a PCS network in each of our markets that is designed specifically to provide the coverage needs of our targeted market segments and the capacity necessary to satisfy the usage requirements of our subscribers. We were the first wireless operator in Canada to deploy an all-digital data network based on next generation infrastructure. Our PCS license, consisting of 30 MHz of continuous spectrum nationwide, currently allows us to rapidly and cost-effectively add network capacity with minimal cell splitting. We believe that the combination of our network technology, network design and spectrum depth makes us uniquely suited to efficiently serve the usage demands of our subscribers and provides us with a competitive advantage.

Beyond our PCS network coverage, we provide analog roaming capabilities through the networks of other wireless operators in Canada. This increases the effective wireless coverage area available to our customers to approximately 94% of the Canadian population. Access to analog cellular coverage requires the use of dual-mode (analog-GSM) handsets.

In order to strengthen our competitive position in the Canadian wireless market, we underwent a thorough revision of our business plan during 2002 in response to difficult financial market conditions and certain operating realities, primarily the slower-than-expected emergence and adoption of data-related services, and the competitive and operating challenges we faced in acquiring and supporting business accounts. Accordingly, we adjusted our strategic direction to focus primarily on core PCS voice operations and low bandwidth data services within the retail consumer and individual business user market segments. In order to competitively position our wireless service as a preferred means of communication in the mass market, we designed our postpaid service marketing strategy around specific product attributes, such as big-minute bundles, per-second billing, worldwide roaming and competitive long-distance rates, while our prepaid service marketing strategy is centered on product features such as flexibility, spending control, simple and convenient mobile airtime replenishment, postpaid-type per-minute rates and bundled value‑added services.

Some key elements of our business strategy, already or in the process of being implemented, include the following:

(1)	focus primarily on the retail consumer and individual business users market segments;
(2)	allocate resources primarily to PCS activities with a high impact on the customer base;
(3)

target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as individual/business users/small office/home office business users located in major metropolitan areas, using direct-to-consumer distribution channels, including corporate‑owned stores, third‑party retailers, and a direct sales force;

(4)	offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;

(5)	lead in terms of innovation by designing strongly differentiated products and services for profitable market niches that address the lifestyle and usage habits of the highest-growth market segments;

(6)	spearhead local wireline substitution in Canada;

(7)

adopt a "fast-follower" approach or a "network partner" approach with respect to the emerging data market in order to reduce the costs and business risks associated with new product and service development;

(8)	provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;

(9)	focus network improvements primarily on capacity and maintenance;
(10)

increase network capacity on a timely basis to support customer growth requirements resulting from new product launches or existing services and enhance existing network coverage through improvements to signal strength in markets already being served; and

(11)	continue to support existing third‑party service providers and considering new wholesale proposals.

Our goal is to remain a leading provider of affordable and innovative PCS services in Canada and to position our company as the preferred access network for the mass market. Key elements of our positioning are:

  Build Awareness of PCS and the Fido Brand Name. We are targeting mass-market consumers, individual business users and small-to medium-sized businesses on a segmented basis. We are marketing Fido as the wireless communications service that provides superior customer value. Our newest product, City Fido, is another avenue that we are taking to raise the profile of wireless telephony in Canada by leading the movement towards wireline displacement through offering a monthly, flat-rate, unlimited local usage package.

  Offer Superior Products and Services at Affordable Prices. We offer simple packages of affordable, innovative and value-added PCS products and services that meet the everyday personal and business needs of customers. Through our position as one of the lowest cost providers in the wireless industry, we are able to offer better pricing to consumers. Our services have been made available on a postpaid basis and, for customers seeking an alternative form of payment with added flexibility, on a prepaid basis. We currently offer secure digital voice transmission, two-way e-mail and text messaging, enhanced voice and fax messaging, and a range of call management services. We also offer higher-speed mobile data services based on GPRS technology.

  Offer Enhanced and Customized Value-Added Services. We believe that we can improve future revenue growth by offering a wide range of enhanced customized value-added voice-related services and data-related services on any existing or future handheld device, as well as by offering service bundles that will include high-speed Internet.

  Differentiate from the Competition. We use the strength of our Fido brand name to attract new customers by distinguishing ourselves from the competition. We intend to continue growing the wireless market in Canada by designing innovative products and services that specifically address the lifestyle and usage habits of our target market segments and that support the key pillars of our marketing strategy: affordability of service, predictability of billing and fair pricing.

  Provide Superior Customer Service to Build Loyalty. In order to enhance the level of customer service and to maintain a high level of customer loyalty, we have established our own internal customer service and call center, available seven days a week. Our one point of contact service includes the handling of customer inquiries concerning activation, services, billing and collections, and network performance. We also offer on-line activation and billing to our customers. We use a customer segmentation approach at our call center in order to provide an optimal level of service to our highest value customers.

  Network Enhancements. We have built our PCS network in a cost-effective manner, which has been purposefully designed to meet the requirements of a mass-market strategy. Our choice of the GSM standard allows us to benefit from a proven technology that is currently commercially available from multiple equipment vendors. We have concentrated our network build-out in Canada's densely populated urban areas, popular weekend destinations and certain highway corridors between the urban areas to ensure optimal network coverage for our target market segments. Our future capital spending is expected to be concentrated on ongoing maintenance, increasing capacity to support subscriber and usage growth, as well as on improving signal strength in the markets already served.

  Wholesale PCS. In order to increase the utilization of our PCS network, we have entered into wholesale service arrangements with non-affiliated companies to use our network to offer bundled wireless services to their customers.

We expect the Canadian wireless market to grow by another 50% over the next four years, as the penetration rate is expected to increase from approximately 43% today to over 60% in 2008. As a result, there is still ample room for wireless voice services to grow in Canada, especially given the proliferation of new handsets with high-end features, the introduction of bundled offers, and the launch of new services that encourage the creation of user communities and stimulate wireline displacement. Moreover, in our view, the enterprise market for wireless in Canada is increasingly mature. Accordingly, the greater growth opportunity exists in the retail consumer market, particularly within the youth and young adult market segments, which is coherent with our customer segmentation approach and the wireless industry's evolution in Canada. Given this context, we intend to focus our marketing efforts on stimulating this incremental growth by distinguishing ourselves from the competition. We believe our market positioning should enable us to acquire our fair share of new subscribers and to maximize our cash flow through focusing on certain higher‑growth market segments and leveraging existing network infrastructure to offer enhanced voice and certain short messaging service-based data services.

City Fido

In keeping with our business strategy of market differentiation and our objective to continue raising the profile of wireless telephony in Canada through product evolution and innovative service design, we commercially introduced the industry's first home and mobile service in the Greater Vancouver area, branded under the City FidoTM name, in October 2003. This service, which uniquely embraces the concept of person-to-person communication by integrating the features of traditional wireline service with the benefits of wireless mobility, is being positioned as an alternative to local wireline telephone service. The service allows customers to place unlimited wireless calls within a local calling area and to receive unlimited calls from any area for a flat monthly rate of $45. We also provide roaming and long distance service, caller ID, text messaging and other value-added services for additional fees, which has resulted in ARPU in excess of $50 per City Fido subscriber. Due to the unlimited calling feature of the service, average usage among our City Fido subscribers is currently more than double the average monthly usage of our regular postpaid subscribers at approximately 421 minutes per month (based on fourth quarter 2003 results). Because of our CLEC status in Canada, most customers have the option of transferring their existing home or single-line business phone number to their City Fido plan, while keeping their white pages directory listing.

We believe that we are well-positioned, both operationally and strategically, to spearhead the movement towards wireline displacement. This unique opportunity to establish a differentiated market strategy is supported by the findings of recent studies that indicate a growing trend among consumers, particularly young urban adults, to use a wireless device as their primary means of communication, as well as by the strong customer response to City Fido experienced to date in Vancouver. We believe that City Fido will enable us to grow our subscriber base and service revenues at a significantly faster rate than planned. We expect to rollout City Fido progressively over the next three years to additional Canadian cities.

The success of City Fido presents Microcell with a unique value creation opportunity. As of December 31, 2003, the Vancouver rollout of City Fido produced the following results in the fourth quarter of 2003:

We believe that City Fido has many compelling advantages and sustainable competitive strengths that reinforce our overall market positioning and that support our objective of further expanding the wireless market in Canada. We can group these benefits into three broad categories:

1. Strategic benefits for Microcell

Differentiated Service Offering. City Fido enables us to provide our subscribers with unlimited local wireless services at an affordable, fixed price, without the requirement for a long-term contract. We believe that this represents a unique value proposition for our subscribers that differs from offerings of the traditional wireless carriers. We also believe that our ability to attract approximately 72,000 City Fido subscribers in just under three months of service in the Vancouver area alone demonstrates the demand for such a product in Canada.

Creates Competitive Advantage. We believe that City Fido creates a competitive advantage by allowing us to offer customers a strongly differentiated product that the other three national Canadian wireless operators would be reluctant to match given the significant loss of recurring service revenue they would experience from the likely migration of their high-ARPU postpaid subscribers. Moreover, we believe that our competitors would have a high incremental capital spending requirement for network capacity in order to accommodate increased usage from the migration of a large number of postpaid customers. On average, as at the end of 2003, the proportion of postpaid subscribers in our competitors' customer bases was approximately 75% to 80%, compared with only 48% for us.

Less Vulnerable To Churn. We believe that City Fido's unique value and service structure, as well as the difficulty that our competitors would face in replicating this product, given the attendant cannibalization costs to them in terms of lost revenues and incremental capital expenditures, makes us less vulnerable to churn.

Attract Switchers. We believe that the differentiated nature of our City Fido product leaves room for us to capture incremental market share by distinctively positioning Fido in what is increasingly becoming a switcher's market in the Canadian wireless industry. We estimate that over 50% of all new gross industry additions are current wireless subscribers who churn from their existing service providers. Furthermore, based on an internal survey of new City Fido users, approximately 45% of City Fido gross additions in the fourth quarter of 2003 were switchers from other service providers.

Profitable Growth. The City Fido service adapts particularly well to the needs and lifestyles of single urbanites, young professionals, students, small-office home offices, or SOHOs, and to anyone who wants to add the benefit of mobility and a larger local calling area to their local phone service. As a result, we believe that we could capture a greater market share of the industry's new gross customer additions. Offering City Fido should increase our overall operating margin faster than without this service, due to the positive impact on customer mix and revenue from having both a larger number of customers and a higher proportion of postpaid subscribers in the subscriber base.

Establish Strong Positioning for a Service Platform. We believe that City Fido will help us to establish a more stable and committed customer base to whom we can market a host of additional wireline-type services through a platform that includes high-speed Internet, long-distance bundles and family plan options.

2. Operational benefits for Microcell

No Significant Cannibalization of Revenues. Given the absence of a large business user segment or a significant number of corporate accounts in our current customer base, as well as no traditional local wireline franchise to protect, we do not face significant service revenue erosion from the introduction of a service that offers larger buckets of minutes at a fixed price.

Rebalance the Customer Mix. In our view, City Fido should help us to increase the proportion of postpaid customers in our subscriber base and, therefore, improve our blended ARPU (blended ARPU is a non-GAAP measure and is defined on pages 14 and 15 in the Management Discussion and Analysis of Financial Condition and Results of Operations). As a direct result of our City Fido service launch, we increased the proportion of postpaid subscribers in our Vancouver area customer base during the fourth quarter of 2003. On October 1, 2003, our subscriber base in Vancouver was 50% postpaid, compared with approximately 58% at December 31, 2003. Postpaid subscriber additions in the fourth quarter of 2003 represented 78% of our total gross additions in Vancouver (of which 73% were City Fido), compared with an average of 40% for the first nine months of 2003.

Achieve a Lower Cost Structure. Our mass-market operating strategy, network design, concentrated network coverage and spectrum position has allowed us to become one of the lowest cost providers of wireless service in Canada. As a result of our ability to keep costs down, we are able to offer better pricing to consumers. Due to our current suite of products and customer profile, network usage is distributed fairly evenly throughout the day, resulting in very low peak-time usage and substantial off-peak capacity. The cost of network infrastructure and the cost of backhaul have decreased dramatically over the last few years, which has enabled us to reduce our cost per incremental minute. This ability to add network capacity cheaply, as well as the introduction of handset vocoders with better compression ability over the next year, should allow us to address the unlimited local usage market in a profitable and financially sound manner. Moreover, City Fido is a product that is easy to sell and service. Therefore, it brings added simplicity to our operations, which should contribute to further improving our cost structure and result in a higher operating margin over time.

3. Benefits for the Canadian wireless industry

Drive Incremental Penetration. We believe there is substantial demand for larger-bucket wireless services at a fixed, affordable price in Canada and that many prospective customers currently refrain from subscribing to or extensively using wireless communications services due to a lack of perceived value with traditional wireless calling plans. We also believe that City Fido reduces the gap between existing wireless and wireline pricing, which stimulates wireless usage and encourages wireline displacement. In a survey among City Fido users conducted in November 2003, 14% indicated that they would cancel their residential wireline service. The percentage among wireless service newcomers was much higher at 25%. As a result, we believe that products such as City Fido could contribute to driving Canadian penetration rates in our markets to levels comparable to those experienced in the United States, Europe and Asia.

PCS Products and Services

Monthly airtime packages. We offer two types of monthly price plans to customers who choose to subscribe to our postpaid PCS service, with the option of a 24-month customer agreement, which provides new subscribers with a significant discount on a wireless device of their choice:

(1) Payable upon receipt of an invoice:

        (a) Anytime

  200 minutes of airtime for a flat rate of $20; or

  400 minutes of airtime for a flat rate of $40; or

  700 minutes of airtime for a flat rate of $70; or

  1,000 minutes of airtime for a flat rate of $100.

        (b) 1,000 Plus:

  1,000 minutes of airtime during evenings and weekends, 150 weekday minutes of airtime and minute tracker feature, for a flat rate of $30; or

  1,000 minutes of airtime during evenings and weekends, 300 weekday minutes of airtime and minute tracker feature for a flat rate of $45; or

  1,000 weekday minutes of airtime, 150 minutes of airtime during evenings and weekends and minute tracker feature, for a flat rate of $50.

        (c) Bundles:

  300 minutes of airtime, 100 text messages, voice messaging and call display features, for a flat rate of $30; or

  400 minutes of airtime, 200 minutes of long distance within Canada and to the U.S., 50% discount on the rates for international calls, voice messaging and call display features, for a flat rate of $45; or

  1,000 minutes of airtime, unlimited airtime during evenings and weekends, minute tracker, voice messaging with Instant Reply and call display features, for a flat rate of $100; or

  400 minutes of airtime, 5 megabytes of mobile Internet access, voice messaging and call display, for a flat rate of $45.

Customers can add the following options to their anytime or bundles monthly package:

                            (A) unlimited local and long-distance calls, text messages and chatting between Fido customers anywhere in Canada for $10 per month;

                            (B) unlimited airtime during evenings and weekends for $25 per month;

                            (C) unlimited airtime during weekends for $15 per month;

                            (D) 250 minutes of long distance within Canada and to the U.S. for $10 per month;

                            (E) 850 minutes of long distance within Canada and to the U.S. for $25 per month; and

                            (F) a 50% discount on the rates on international calls for $5 per month.

        (d) City Fido:

Currently, this service includes unlimited local calling on our digital network throughout the entire Lower Mainland of British Columbia, which covers a larger local calling area than the incumbent telephone company. Many customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing.

For $45 per month and a $50 one-time activation fee, City Fido customers can:

  make and receive an unlimited number of calls on our digital network in their designated zone;

  use their Fido at home as a traditional phone;

  make calls while roaming outside their designated zone.

Customers can add the following options to their City Fido monthly service:

(1) 250 minutes of long distance within Canada and to the United States any time for $10 per month;

(2) 850 minutes of long distance within Canada and to the United States any time for $25 per month;

(3) 50% off international long-distance calls made from within Canada any time for $5 per month;

(4) 500 kilobytes of mobile Internet access and data transmission for $5 per month;

(5) 5 megabytes of mobile Internet access and data transmission for $25 per month;

(6) unlimited mobile Internet access and data transmission for $50 per month.

All monthly airtime packages include call waiting, call forwarding, conference call features, and a minute tracker feature upon request, unless specifically included. Pay per usage services are also available: text, e-mail and instant messaging at $0.10 per message sent or received, as well as information and entertainment messaging and mobile Internet. Other optional services that can be combined with one of our monthly service packages, including City Fido, unless otherwise specifically included, consist of:

(1) call display for $3 per month;

(2) voice messaging for $3 per month;

(3) call display and voice messaging for $5 per month;

(4) business messaging (includes call display, voice messaging and fax messaging) for $9 per month;

(5) 50 text or e-mail messages for $3 per month;

(6) 100 text or e-mail messages for $5 per month;

(7) 1,000 text or e-mail messages for $10 per month.

We also offer, from time to time, promotional monthly airtime packages. As of January 31, 2004, the following promotional monthly airtime packages were available:

  the "Anywhere in Canada" package, offering unlimited local and long-distance calls, text messages and chatting between Fido subscribers, 150 weekday minutes of airtime, and unlimited evenings and weekends for a flat rate of $30.

  the "Fido-to-Fido" package, offering unlimited local calls, text messages and chatting between Fido subscribers, 100 weekday minutes of airtime, and 1,000 minutes of airtime during evenings and weekends for a flat rate of $25.

  the "Voice and Data" package, offering 100 weekday minutes, 1,000 evening and weekend minutes, 5 megabytes of mobile Internet access, 50 text messages, and three months of free data transmission for a flat rate of $45.

  the "Unlimited 30" package, offering 150 weekday minutes, unlimited airtime during evenings and weekends, and minute tracker for a flat rate of $30.

  the "Unlimited 45" package, offering 350 weekday minutes, unlimited airtime during evenings and weekends, 250 minutes of long distance within Canada and to the United States, and minute tracker for a flat rate of $45.

  the "All-in-one Fido-to-Fido" kit at $150, offering a Siemens A56 handset plus four months of the Fido-to-Fido package with system access fee included.

(2) Payable before receipt of an invoice:

In line with our objective to make wireless telephony accessible to all Canadians, we launched a new payment option that allows more customers to enjoy the benefits of monthly airtime packages by paying for them in advance. This service platform gives first-time wireless customers with little or no credit history access to a postpaid rate plan, but without the working capital risk for us. Customers seeking greater flexibility and control over their wireless spending now have a practical alternative to prepaid service that offers per-second billing and real-time account tracking on-line. Our full control package, referred to as the FCP package, also includes the minute tracker feature that sends customers free text messages to advise them of their airtime usage and inform them of their account balance. Payment can be made through pre-authorized debit of a credit card or bank account, or by telephone or in person at one of our points of sale. When customers activate their Fido FCP service, we deposit $5 in the customer's account for extras such as long distance, text messages, e-mail messages, and additional minutes. A $50 management fee applies when service is activated. The following FCP packages are currently available:

  200 minutes of airtime for a flat rate of $20; or

  the Fido-to-Fido package for a flat rate of $25; or

  150 weekday minutes, 1,000 evening and weekend minutes for a flat rate of $30.

All monthly airtime packages are billed on a per second basis, do not require a contract, and include call waiting, call forwarding, conference calling, and minute tracker feature upon request, unless specifically included. Pay per usage services are also available: text, e-mail and instant messaging at $0.10 per message sent or received, as well as information and entertainment messaging and mobile Internet.

Beyond the bundled minutes, additional airtime is charged at the rate of $0.20 per minute for all monthly price plans, except for the Anytime and Bundles 1,000 minutes price plans where additional airtime is charged at a rate of $0.10 per minute. Long distance calls made from Canada to anywhere in Canada and the United States are billed at $0.10 per minute, while overseas rates are priced competitively with those of incumbent wireline telephone and alternative long-distance carriers. We charge a single roaming rate of U.S.$0.20 per minute for our customers roaming in the United States. We regularly bundle our airtime packages with selected service options to deliver superior value to our targeted customer segments.

Per-minute Prepaid PCS Voice Service. In 1998, we introduced a prepaid wireless service whereby customers can purchase in advance of their usage airtime vouchers for a fixed validity period. We currently offer various airtime vouchers:

  $15 with a 15 day validity period and a per minute rate of 15 cents;

  $20 with a 20 day validity period and a per minute rate of 5 cents during evenings and weekends and 40 cents weekdays;

  $30 with a 30 day validity period and a per minute rate of 15 cents;

  $10 with a 30 day validity period and a per minute rate of 30 cents;

  $40 with a 40 day validity period and a per minute rate of 5 cents during evenings and weekends and 40 cents weekdays; and

  $25 with a 60 day validity period and a per minute rate of 30 cents.

All prepaid airtime is usable any time of the day or week, and has been charged on a per-minute basis since September 16, 2002. Prepaid service includes call waiting, call forwarding, standard voice messaging and call display as well as text and e-mail messaging at $0.10 per message sent and received. Information and entertainment messaging are also available on a pay per use basis. The flexible nature of our prepaid pricing options has been designed to enable the two main prepaid customer target segments, the youth and young adults, to better control their monthly expenditures and benefit from greater perceived value.

In recognition of the prepaid customer's need for simple, convenient, and mobile airtime replenishment, we introduced a new service in October 2002 called InstantRefill. This is a text message‑based payment service that alerts Fido prepaid customers when their account balance is low and allows them to use their wireless handset to purchase additional airtime instantly by a pre-authorized bank account debit or by credit card. Customers can also purchase additional prepaid airtime at any of our retail points of purchase by credit card directly through the customer service center, or through most Canadian Imperial Bank of Commerce banking machines. Long-distance calls made by prepaid customers are charged at the same rate as for monthly postpaid price plans.

PCS Data Service. We completed deployment of our GPRS network in 2001. Once fully optimized, according to our GPRS suppliers, the technology is expected to allow for throughput data rates of up to 115 kilobytes per second. As a result, we have defined a host of new services and products that enable customers to gain access to wireless data applications. In September 2001, we became the first Canadian wireless provider to provide the next generation of mobile data services based on GPRS wireless technology, and the first to introduce, in conjunction with T-Mobile USA Inc., data roaming capabilities in the North American market. Our data-capable devices enable mobile access to the Internet, e-mail, and personal information management tools at various speeds. The following data-only GPRS usage plans are currently available:

  $50 per month for unlimited usage;

  $25 per month for 5 megabytes, with each additional megabyte at $10; and

  $5 per month for 500 kilobytes.

GPRS-based data services are also available on a pay-per-use basis charged at $0.03 per kilobyte. In addition, we have identified a number of market‑specific mobile data applications beyond the basic offering of "always on" Internet connectivity. The focus for business users is e-mail access and personal information management tools, while interactive services such as gaming and instant messaging are projected to be attractive to the consumer market.
We believe that, as data transmission technologies develop, a number of additional potential uses for such services will emerge.

GSM Technology Features. Our choice of GSM digital technology enables us to offer the following services and features:

  Secure Communications. Sophisticated GSM encryption algorithms that vary with each call provide increased call security to protect users against eavesdropping and significantly reduce the risk of cloning of subscriber information.

  Call Management. Our PCS network offers call management services including call display, call waiting, call forwarding, call blocking, caller identification blocking and call conferencing.

  Enhanced Battery Performance. GSM handsets consume, on average, less power than analog handsets. In contrast to analog handsets, which transmit at a constant rate of power, GSM handsets are able, for example, to determine the distance between a handset and a cell site and vary the wattage of the handset accordingly. This extends the amount of time a battery can be used on GSM networks without having to be recharged. According to manufacturers, some GSM handsets can deliver up to four hours of talk time and six days of standby time without recharging.

  Enhanced Wireless Data Transmission. Digital networks are capable of simultaneous voice and data communications. We currently offer basic enhanced wireless data transmission services, such as two-way alphanumeric short messaging service, GPRS and fax messaging.

  Subscriber identification module. Our GSM handsets hold a subscriber identification module, or SIM card, that contains a microprocessor which protects against fraudulent use by identifying and authenticating each subscriber. The SIM card can also store details of the user's services subscribed, telephone number, personalized directory and notifications of voice and data messages received. In addition, the SIM card will enable a subscriber roaming on another GSM network to have access to comparable services. However, certain of these features are not available while customers are roaming on other GSM networks or on an analog cellular network.

  Ease of Use. We provide easy to use, intuitive, menu-driven handsets from different manufacturers, such as Sony Ericsson Mobile Communications AB, Nokia Products Limited, Siemens Canada Ltd. and Motorola Canada Limited, that enable customers to make full use of the features available on GSM. Microcell also provides over-the-air service activation or subscriber profile management by transmitting changes in a subscriber's feature package of services, including mobile number assignment, directly to the SIM card in the subscriber's handset.

  Worldwide Roaming. Our subscribers are able to roam on to other GSM networks, operating either at the same 1900 MHz frequency, or on a different frequency through the use of a multi-band GSM handset. This roaming capability gives subscribers access to PCS service when traveling around the world. Access to roaming service requires us to enter into roaming agreements with other GSM operators. We have operational roaming agreements in place with almost all of the GSM operators in the United States and with more than 283 GSM operators in 150 countries worldwide.

Subscriber Base

Our strong branding, customer segmentation strategy, service innovation and product differentiation has fuelled high rates of customer acceptance and subscriber growth since inception, as reflected by our reaching the one million subscriber mark faster than any other wireless operator in Canada. During our recapitalization process, which began in the third quarter of 2002, we imposed a growth slowdown on our operations in order to preserve liquidity. This resulted in fewer new gross additions, which in combination with higher churn due partly to increased competitive activity, gave rise to subscriber losses. Following the successful completion of our capital reorganization, we returned to the wireless market as a fully active competitor and resumed subscriber growth. As a result, for the third and fourth quarters combined, which were our first two full quarters of operation following completion of our restructuring, we added 148,714 new net subscribers. As at December 31, 2003, we had 1,245,146 retail subscribers, representing an increase of 7% over 2002. In addition, as at December 31, 2003, we provided PCS network access to 33,042 wholesale subscribers.

The chart below provides an annual summary of our PCS subscribers and annual subscriber growth since 1997:

Sales and Marketing

The guiding principle driving our marketing strategy is that "Fido simplifies life". We offer an array of innovatively-designed and affordable wireless services that meet the everyday personal and business needs of our customers. The Fido brand plays a key role in product positioning, having differentiated itself in the Canadian wireless market by being perceived as savvy and trendy, yet at the same time trustworthy, customer‑friendly, and innovative. We use market-wide research to identify our best potential and most profitable, high-growth market segments, and to understand consumers' needs and preferences in developing and delivering the right products and services in the most cost efficient manner. We engage in mass-market advertising in order to maintain our brand and support our indirect and direct distribution channels. We advertise primarily through local print media, television and billboards. We also use in-store media, as well as the Internet, to capture the attention of prospective customers.

Products and services that are simple and easy to use reduce the need for customer service and optimize customer satisfaction. As a result, we enjoy a low cost of customer maintenance and a high level of efficiency in our call center operations. We also provide a 15-day satisfaction guarantee, bill our monthly airtime (postpaid) service by the second, and offer big-minute airtime bundles at affordable per-minute rates that can be used anytime and anywhere Fido PCS service is available.

We use a segmented approach in acquiring and servicing customers. This approach is intended to support the growth of our core wireless voice business, as well as our entry into the emerging wireless data market. As wireless penetration increases beyond the current penetration rate, the mass-market retail consumer is expected to make up a higher percentage of new net additions. We believe that Canada's urban and suburban markets, where more than two-thirds of the Canadian population lives, are likely to be the most receptive markets for PCS going forward. Given this context, we are well positioned with the strength and positioning of our Fido brand, combined with attractive monthly packages and per-minute prepaid offers, which have allowed us to achieve strong positions within the youth and young adult market - age 15-24 - and the young professionals' market - age 25-34 - two of the segments with the highest growth potential in Canada.

In order to make PCS more affordable, we subsidize the sale of handsets - a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is taking on greater importance as handset life cycles shorten. The Fido handset and device portfolio includes some leading-edge handsets, some launched as exclusive to Fido. Our current handset and device line-up consists mainly of devices from Sony Ericsson, Nokia, Siemens, Motorola and Danger.

By establishing preferred business relationships with certain handset suppliers, we are able to obtain good pricing and limited-time exclusivity on some of their newest devices. We have positioned our postpaid service among high-value customers as a preferred means of communication, providing them with the added benefits of mobility, personalization of service, and Internet connectivity. We do this in part through an attractive handset line-up with high functionality that is fairly priced. We have positioned our per-minute prepaid service to allow an alternative means of payment with comparable value and services to the monthly plans, yet with greater control over expenditures. By segmenting Fido service in this manner, we expect to better match potential customers to the most appropriate method of payment. We expect this to result in improved customer satisfaction and retention.

With a relatively lower penetration rate of voice‑based wireless service in Canada than in many other markets around the world, for example Europe and the United States, we believe there remains good growth potential for wireless services in Canada, including for wireless data services. Data-services revenue in the wireless market has been slow to materialize due to a lack of consumer‑oriented applications and devices. We believe that the penetration rate of data-related services will increase concurrently with the increase in the penetration rate of wireless services in Canada as awareness of data-related services grows with the commercial availability of a larger and wider variety of new and affordable devices.

Short messaging services, instant messaging services, gaming applications, and the introduction of feature-rich, highly functional and affordable handsets are all projected to increase the level of wireless data-services traffic and usage.

Customer Service

We recognize that superior customer service is vital in contributing to the long-term success of our business by helping to establish a loyal base of satisfied customers. Accordingly, we have made customer service and satisfaction essential elements of our operating philosophy. Providing timely and accurate information concerning services, network coverage, billing and customer account information, as well as responding to general inquiries and correspondence, are important elements of a comprehensive customer service program that promotes customer goodwill.

We maintain a highly sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise. These resources are available to customers seven days a week. Since 2002, we have offered on-line billing services whereby our customers have access to billing information and have the ability to pay their invoices via the Internet. Our trained staff is located in stores and kiosks to promote our PCS products and services and provide information to customers. Each sales and customer service representative participates in a customized training program.

Customer Retention

As the Canadian wireless market reaches maturity, customer retention is becoming increasingly important for wireless service providers. As a result, we are pro-actively addressing this issue by designing retention programs aimed at increasing our customers' level of satisfaction and loyalty. In February 2004, we launched a loyalty program whereby our customers can accumulate reward points based on spending that can be redeemed toward the purchase of a handset of their choice. One of our key objectives with this program is to position Fido as the only Canadian wireless service provider to offer all of its customers the opportunity to replace their handsets at a low cost on a periodic basis.

We also implemented a customer lifetime value (CLTV) scoring and segmentation system within our customer service operations, which has permitted us to align the cost of retaining a specific customer with the value that customer has generated over time. This system facilitates the identification of long-time and high-value subscribers, which allows us to implement specific initiatives in order to minimize customer deactivation within these segments. Specifically, in December 2003, we began a handset replacement/upgrade program through a telemarketing and direct mail campaign targeted at our high-value subscribers. We have found this tool to be useful in our retention efforts, particularly in the wake of the competitive attacks launched by the competition directly at our customers in central and eastern Canada in response to City Fido in Vancouver.

We introduced an optional 24-month customer contract in February 2004. Upon activation, customers who opt for a 24-month agreement will receive a significant discount on any handset in our portfolio of devices. We believe this will allow us not only to leverage our position as the industry's lowest cost provider of handsets by offering more attractive prices on sought-after, feature-rich devices, but also to become less vulnerable to competitors' attacks, while addressing the rapidly growing switchers' market.

Distribution Network

We develop and maintain a distribution network that allows us to exert significant influence over the message delivered to our customers in order to set the right expectations for the customer and to control the cost of acquisition. We have more than 5,500 points of sale at the retail level. These points of sale include corporate‑owned stores and kiosks as well as third‑party outlets. Our retail distribution network is also comprised of voucher-replenishment-only outlets through more than 3,000 automated teller machines of a Schedule I bank under the Bank Act (Canada). In 2003, approximately 50% of our gross subscriber additions were added through our indirect distribution outlets. We believe our mix of indirect and direct distribution provides us with the ability to reach the largest number of potential customers in our markets at a low relative cost.

GSM Network

Our PCS network, based on the GSM technology, covers approximately 19 million people, or 61% of the Canadian population. We have completed the greater part of our digital PCS network deployment plans and, going forward, will analyze, on a case-by-case basis, the merits of further deployment of the network. Future network deployment plans will focus on enhancing capacity and coverage, as well as improving signal strength in the markets already being served in order to support subscriber growth and current service level parameters.

We have already deployed our GSM network along certain Canadian highway corridors between urban areas and weekend destinations. However, due to the high cost of PCS network build-out and the lack of necessary scale economies, we generally do not build our PCS network in sparsely‑populated areas or in low-traffic density areas. Analog cellular networks currently serve many of these areas. We have an analog roaming agreement with the former members of Mobility Canada, whose analog cellular networks are estimated to cover approximately 94% of the Canadian population, which permits us to extend coverage to areas outside the PCS network range. We expect that cellular providers will continue to offer analog cellular coverage for our foreseeable future. PCS customers using dual-mode handsets providing both analog and GSM service do not, however, have access to certain of the features and functions of PCS while operating on an analog cellular network.

We have designed our PCS network to operate exclusively in the 1900 MHz frequency range. With 30 MHz of contiguous spectrum, we have been able to design our PCS network so that its base station sites are appropriately spaced and located to provide optimal cost-effectiveness and continuous service throughout coverage areas. We believe that this design permits our PCS network to provide high quality service even at cell edges. In addition, we are using mini- and micro-base stations, off-air repeaters and in building distributed repeaters to cost-effectively improve the quality of outdoor and in-building coverage. Moreover, frequency re-use is permitting us to carry up to three times more traffic from each cell point. This is being facilitated through software and hardware upgrades to our cell sites.

Our network consists of switches and cell sites. A switching center serves several purposes, including routing calls, managing call handoffs, managing access to the public telephone network and providing access to voicemail and other value-added services. Currently, the majority of our cell sites are co-located, meaning our equipment is located on leased facilities that are owned by third parties who retain the right to lease these facilities to other carriers as well. We utilize our switching centers' capabilities for around-the-clock monitoring of our network base stations and switches. Our network connects to the public telephone network through local exchange carriers, which facilitates the origination and termination of traffic between our network and both local exchange and long distance carriers. We have negotiated interconnection agreements with our local exchange carriers. We also use third-party providers for long distance services and for backhaul services. Backhaul services are the telecommunications services that other carriers provide to carry our traffic from our cell sites to our switching facilities.

In 2001, we upgraded our entire GSM network to offer GPRS, an over-the-air system for transmitting data on GSM networks. GPRS is a wireless technology standard that supports data communication through devices that enable "always on" Internet connectivity. GPRS technology converts wireless data into standard Internet packets, enabling interoperability between the Internet and a mobile wireless network. The GPRS method of transporting data optimizes network capacity by using bandwidth only when it is needed. In addition, several data transmissions from different users can share the same channel. The end result is next-generation technology that will allow end-users to cost-effectively remain constantly connected, and to send and receive data much faster.

Capital Expenditures

Our PCS network, based on the GSM technology, represents our main capital expenditure and covers approximately 19 million people, or 61% of the Canadian population. We have designed our PCS network to operate exclusively in the 1900 MHz frequency range. With 30 MHz of contiguous spectrum, we have been able to design our PCS network so that its base station sites are appropriately spaced and located to provide optimal cost-effectiveness and continuous service throughout coverage areas. We believe that this design permits our PCS network to provide high quality service even at cell edges. In addition, we are using mini and micro-base stations, off-air repeaters and in-building distributed repeaters to cost-effectively improve the quality of outdoor and in-building coverage.

In 2001, we upgraded our entire GSM network to offer GPRS technology, an over-the-air system for transmitting data on GSM networks. GPRS is a wireless technology standard that supports data communication through devices that enable "always on" Internet connectivity. GPRS technology converts wireless data into standard Internet packets, enabling interoperability between the Internet and a mobile wireless network. The GPRS method of transporting data optimizes network capacity by using bandwidth only when it is needed. In addition, several data transmissions from different users can share the same channel. The end result is next-generation technology that will allow end-users to cost-effectively remain constantly connected, and to send and receive data much faster.

We invested approximately $73 million, $125 million and $277 million in capital expenditures for the years ended December 31, 2003, 2002 and 2001 respectively. In addition, we invested $130 million and $20 million in 2001 and 2000, respectively, for the total acquisition of Inukshuk. The principal asset in Inukshuk is represented by the MCS licenses. The MCS licenses were written down to nil in 2002, as a result of uncertainty regarding financing at that time.

With effective implementation of our capital restructuring plan on May 1, 2003, we have strengthened our financial position. Now that this process is completed, our goal is to re-establish our company as a strong competitor in the Canadian PCS wireless market, providing affordable and innovative PCS services and positioning us as the preferred access network for the mass market. Our strategic direction is to focus primarily on our core PCS operations within the retail consumer and individual business user market segments.

With our network build-out substantially completed, capital expenditures for 2004 are projected to be between $170 and $180 million. The expenditures will be concentrated on maintenance and capacity improvements to allow for continued service quality, subscriber and usage growth, as well as on enhancement of the PCS coverage and signal strength in markets already being served.

Suppliers

Network Equipment Vendors. We entered into a supply agreement with Nortel Networks Corporation dated as of December 20, 2001, for the purchase by Solutions of GSM products and eligible services from Nortel. On January 16, 2004 we entered into an amendment to the Nortel agreement whereby Nortel became our exclusive supplier for GSM and UMTS (Universal Mobile Telecommunications System) core wireless network equipment until December 31, 2006. The amendment gives Nortel exclusivity for provisioning us with GSM MSC (Mobile Switching Centre), HLR (Home Location Register) and call server products.

We also entered into an agreement with Ericsson Canada Inc. for the purchase by Solutions of PCS products and services from Ericsson. This Ericsson agreement, containing no purchasing commitment, generally provides for our purchase of hardware, software and services related to our PCS network. We have undertaken pursuant to the Ericsson agreement to purchase GPRS systems from Ericsson on an exclusive basis until the earlier of:

(1) the purchase by us of a total of 100 megabytes per second of GPRS capacity for our PCS network and

(2) June 8, 2004.

Handset Suppliers. We do not manufacture any of the handsets used in our operations. The high degree of compatibility among different manufacturers' models of handsets allows us not to be dependent upon any single source of handsets. The handsets used in our operations are available for purchase from multiple sources, and we anticipate that such equipment will continue to be available in the foreseeable future. We are purchasing handsets primarily from Nokia, Siemens, Sony Ericsson, Motorola and Danger.

INTELLECTUAL PROPERTY

We have registered Fido, Microcell Solutions and Microcell as trademarks in Canada with the Registrar of Trademarks. We file applications for registration of the trademarks that we intend to use in our business such as City Fido. We intend to take appropriate measures to protect intellectual property that we develop. Under the Trade-Marks Act (Canada), the registration of a trademark takes effect on the date the certificate of registration is issued and continues to be in effect for a period of 15 years; such registration is renewable.

BROADBAND WIRELESS INTERNET

Inukshuk is a wholly owned subsidiary of Solutions. Inukshuk has been issued MCS licenses from Industry Canada in the 2500 MHz frequency range. Our MCS licenses cover some 30 million Canadians, in all provinces and territories, except Manitoba and Saskatchewan. The serving territory encompasses densely populated urban areas, but also some of the most rural and remote parts of the country, where there is often no wireline network infrastructure in place to support broadband services. On December 21, 2001, Industry Canada confirmed Inukshuk's licenses for a 10-year term, with a renewal date in March of 2011.

The licenses allow Inukshuk to build a unique, "last mile" broadband wireless access, or BWA, network, to offer high speed Internet, IP-based voice and local networking services. A unique feature will be self-installed customer premises equipment that allows for portability within the coverage area. This allows customers access to service across the MCS network. The portability feature offers an advantage over fixed offerings that limit access to service to a single location.

Inukshuk's MCS license conditions require it, among other things, to meet deployment commitments and to expend annually for each license area the greater of two times license fees (totaling across all license areas approximately $2.8 million), 4% of adjusted gross revenues, or $50,000 on "Learning Plan" commitments unless otherwise agreed to by the leaning community. Inukshuk's Learning Plan is intended to promote deployment of MCS in outlying areas, and to develop on-line learning content.

Inukshuk's objective is to become Canada's premier wholesaler of broadband wireless services. In Canada, high-speed Internet and other broadband services are currently provided by incumbent telephone companies with digital subscriber line, or DSL, technology, cable television operators and some new entrant telecommunications companies. Service is principally available in Canada's urban markets. Approximately 25% of Canadian households received high-speed Internet services in 2002 and the market is projected to continue to grow. Given this context of continued growth, Inukshuk is projected to provide an attractive and competitive alternative to cable and DSL networks, as well as to extend broadband access to areas not currently served by wireline systems.

We had planned to build the MCS networks directly through Inukshuk. However, due to challenging capital market conditions for the telecommunications industry in the past few years, which made fund-raising difficult, Inukshuk had suspended building its MCS network on its own. However, Inukshuk continued to seek partners to finance the build-out of an MCS network. In Canada's north, for example, Inukshuk is working with regional partners, Nunanet Worldwide Communications Ltd. and SSI Micro Ltd. Since February 11, 2004, Inukshuk has operated as a wholesaler in Yellowknife and is working with retailer SSI Micro Ltd. to bring high-speed Internet services to that market.

On November 19, 2003, Inukshuk also announced the creation of a new venture with Allstream Inc. and NR Communications, LLC. Each party owns one-third of the new venture, which will operate as an independent entity, with its own identity and brand, offering services on a wholesale basis to service providers such as Microcell and Allstream Inc. The parties will contribute a combination of cash, assets and services to the venture, representing a total value of $135 million. Contributions will be made in two phases. During the first phase, which started November 19, 2003, Allstream Inc. will inject $5 million in cash and services, NR Communications will contribute the equivalent of $5 million in network equipment, and Inukshuk, which remains the network operator, will contribute use of 60 MHz of its MCS licensed spectrum. This phase will allow parties to validate technological and commercial acceptance and to complete a detailed business plan.

In the second phase, which is subject to certain conditions and planned for mid-2004, Allstream Inc. will invest up to an additional $10 million in cash and $30 million in services (national IP network, local access facilities and other network elements), NR Communications will provide $40 million of network equipment; and Inukshuk will contribute 60 MHz of its MCS licensed spectrum to the venture. The initial MCS network roll out has begun, with the first commercial service launches planned for the first quarter of 2004. Broader deployment will be undertaken following the end of the initial roll out period. The transfer of MCS spectrum from Inukshuk to the venture is subject to Industry Canada approval. Pending this approval, Inukshuk will operate any MCS network infrastructure that is deployed.

Once commercially ready, we intend to offer the high-speed wireless Internet service to our customers as part of a Fido bundle. We believe this represents an attractive opportunity to offer our Fido PCS subscribers an integrated package of mobile, local, long distance and broadband services across our network, and thereby providing us access to a broader range of market segments within the Canadian telecommunications industry.

COMPETITION

PCS Business

Competition in the wireless communications industry is intense. Competition for subscribers among wireless providers is based principally upon effective branding and marketing, the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity, handset selection and functionality, and price. The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of upgrades of existing wireless networks from analog to digital, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences.

The Canadian wireless industry is comprised effectively of four national players:

  Microcell, with our PCS license, has an approximate 9% market share of the total number of wireless subscribers in Canada;

  Rogers, with a national 25 MHz cellular license and national PCS licenses, has an approximate 28% market share of the total number of wireless subscribers in Canada;

  the Bell Mobility Partners, with 25 MHz cellular licenses in their incumbent serving territories, covering essentially all of Canada, excluding British Columbia, Alberta and Eastern Quebec, and a further 10-30 MHz of PCS licenses nation-wide, has an approximate 37% market share of the total number of wireless subscribers in Canada; and

  Telus, with 25 MHz cellular licenses in its incumbent serving territories, covering essentially British Columbia, Alberta and Eastern Quebec, and a further 10-40 MHz of PCS licenses nation-wide. Telus also currently operates an analog specialized mobile radio wireless communications network and a digital enhanced specialized mobile radio network at 800 MHz, and has an approximate 26% market share of the total number of wireless subscribers in Canada.

Rogers first launched its digital services using time division multiple access technology. It has since completed an overlay of the time division multiple access network with GSM technology. Rogers continues to operate an analog cellular network across Canada.

The Bell Mobility Partners and Telus are using code division multiple access technologies for their digital cellular and PCS networks. The Bell Mobility Partners and Telus both also continue to operate analog cellular networks in their incumbent serving territories. On October 17, 2001, Telus, Bell Mobility and Aliant Telecom Wireless, a Bell Mobility partner in Atlantic Canada, concluded digital roaming arrangements for code division multiple access technologies in their respective licensed service areas.

We believe that our 30 MHz allotment of contiguous PCS spectrum enables us to provide customers with bandwidth-intensive applications, including high-speed data transmission services. We believe that our PCS handsets are competitively priced as compared to digital and dual-mode handsets of comparable size, weight and features. In order to compete effectively with our competitors who subsidize the sale of their analog cellular and digital handsets, we subsidize the sale of our PCS handsets. Our return to the wireless market as a revitalized competitor following our successful capital reorganization, along with our recent introduction of City Fido, has resulted in an intensification of advertising, increased promotional activity and swift competitive reaction by our competitors. For example, certain of our competitors offer to our customers free handsets upon signing a long-term contract. This could have an adverse effect on both the cost of acquiring subscribers and pricing, which could put downward pressure on future revenue growth and profit margins for the industry as a whole, as well as on our market share within that industry.

Additional Competition

New spectrum may be licensed, and new technologies may be developed, which could provide additional competition to us. For example, mobile satellite systems, with transmissions from mobile units to satellites, could augment or replace transmissions to land-based stations. Even though such systems are designed primarily to serve remote areas, a mobile satellite system could possibly augment or replace communications within segments of land-based wireless systems.

In addition, PCS is increasingly seen as competing with local wireline telephone services for voice and data traffic. Wireline substitution, whereby PCS customers use wireless for their principal or only telephony needs, is becoming increasingly common.

Wireless Internet Business

The incumbent local exchange carriers, through use of DSL technology, and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada.

RESEARCH & DEVELOPMENT

As a condition of its PCS license, Solutions is to invest at least 2% of adjusted gross revenues derived from its 2 GHz PCS operations, on PCS-related research and development averaged over the current PCS license term, which Industry Canada recently announced will run for ten years until March 31, 2011. Our research and development activities are focused on planned investigation undertaken with the hope of gaining new scientific or technical knowledge in the field of wireless telecommunication. They are also oriented on the translation of knowledge into a plan for new or substantially improved material, devices, products, processes, systems or services related to PCS. As at December 31, 2003, 2% of our adjusted gross revenues represented a cumulative amount of $26.7 million. Up to December 31, 2003, we spent approximately $15.9 million (approximately $3.3 million in 2003 and $5.6 million and $7.0 million in 202 and 2001 respectively). We expect to meet the condition of our PCS license in term of investment on PCS-related research and development at the end of the current PCS license term, in March 2011.

REGULATION

Radiocommunication Act

The use of radio spectrum for our PCS and Inukshuk's MCS network operations is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act and the ownership and operation of cellular, PCS, MCS and other radiocommunication systems in Canada are subject to ongoing oversight of Industry Canada.

The Radiocommunication Act provides Industry Canada with wide discretion to, among other things, issue spectrum licenses and establish technical standards in relation to radio equipment. Industry Canada also has the discretion to amend the terms and conditions of licenses to ensure the orderly development and efficient operation of radiocommunications in Canada.

Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada's discretion. They may be suspended or revoked for cause, on notice, where Industry Canada determines the holder has contravened the Radiocommunication Act, the regulations or the terms or conditions of its licenses. Revocation is rare and licensees have a high expectation of renewal unless a breach of a license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. Despite this, there can be no assurance that our PCS license and our MCS licenses will be renewed upon their expiry.

PCS License Conditions and Fees

On April 15, 1996, Solutions was informed of the conditions attached to its PCS license, which had an initial term of five years. On March 29, 2001, Industry Canada renewed our PCS license for a second five-year term, commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Canada Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including Solutions, will be extended to March 31, 2011. Industry Canada also announced that it would make certain changes to the cellular and PCS license conditions, the most significant of which will be to grant licensees the power to divide and transfer their spectrum licenses both by quantity of spectrum and geographic location.

Beyond the ten-year license term and the new power to divide and transfer spectrum licenses, other license conditions detailed in Gazette Notice DGRB-006-03 that apply to Solutions include:

(1)	to comply with applicable spectrum aggregation limits (discussed in more detail below);
(2)	to comply with the Canadian ownership and control provisions (discussed in more detail below);
(3)

to ensure that radio stations are installed and operated in compliance with applicable regulations from Health Canada (electromagnetic field exposure) and Transport Canada (air navigation), and only after meaningful consultations have taken place with applicable local land use authorities;

(4)	to invest a minimum of 2% of adjusted gross revenues resulting from operations in the spectrum, over the term of the license, in eligible research and development activities;

(5)	to provide for and maintain lawful interception activities as authorized by law; and

(6)	to offer PCS resale to other PCS licensees on a non-discriminatory basis.

Also in Canada Gazette Notice DGRB-005-003, Industry Canada announced a new license fee regime for cellular and PCS licenses not won at auction. PCS Licenses won in Canada's 2001 spectrum auction do not carry annual license fees. Under the new regime, license fees will no longer be payable on an infrastructure basis, that is, a site-by-site basis, but instead will be payable on a geographic area basis. In 2011, all cellular and PCS licensees will pay a flat rate of approximately $0.035/MHz/population/year. Between now and then, all licensees will see their annual fees increase on a straight line basis from their 2004 actual payment amount to the 2011 standard payment amount. For Solutions, this means fees will increase from approximately $24.4 million in 2004 to $31.6 million in 2011.

Industry Canada has the power to make amendments to the existing license conditions and fees. As a result, there can be no assurance that these will remain unchanged for the full duration of Solutions' existing license term. Furthermore, there can be no assurance that these same license conditions and fees will apply in any future renewal terms.

Spectrum Aggregation Limit

As part of the PCS licensing policy established by Industry Canada in 1995, a spectrum aggregation limit, or "spectrum cap" was put in place, restricting to 40 MHz the amount of mobile spectrum any one licensee and its affiliates could hold in a specific geographic area. In 1999, the mobile spectrum cap was raised to 55 MHz. In 2003, the cap was modified to allow enhanced specialized mobile radio spectrum to count for no more than 10 MHz under the spectrum cap. In October of 2003, Industry Canada initiated a consultation to review the spectrum cap rules which, if altered, could allow existing operators, including Microcell, to access new spectrum bands for advanced wireless services.

MCS Licenses Conditions and Fees

In March of 2000, following a comparative selection process, Inukshuk was selected by Industry Canada to be licensed for MCS in twelve license service areas across Canada.

On December 21, 2001, Inukshuk was issued ten-year MCS licenses running to March 31, 2011, for the twelve license service areas. The MCS licenses cover territory that encompasses the provinces of Alberta, British Columbia, Ontario, Quebec, Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick and the Nunavut, Yukon and Northwest Territories. MCS license conditions that apply to Inukshuk include:

(1)	to adhere to the rollout plans made in its initial detailed license application, as amended by Inukshuk's letter to Industry Canada dated December 5, 2001;

(2)	to adhere to the learning plan as contained in its detailed application, or as agreed to in writing by the committees made up of representatives of the learning community and Inukshuk;
(3)	to comply with the Canadian ownership and control provisions (discussed in more detail below);

(4)

to ensure that radio apparatus are installed and operated in compliance with applicable regulations from Health Canada (electromagnetic field exposure) and Transport Canada (air navigation), and only after meaningful consultations have taken place with applicable land use authorities; and

(5)

 to obtain approval from Industry Canada, following full review by Industry Canada, for any application to transfer or assign the licenses, including any disposition of the rights and obligations of the licenses and any change which would have a material effect on the ownership or control in fact of the licensee.

Annual MCS license fees are $1.30/MHz per 1,000 households for each licensed service area. For all twelve MCS licenses, Inukshuk paid annual license fees of $1,276,867 in 2003.

In November 2001, Industry Canada announced, consistent with an earlier determination by the Federal Communications Commission of the United States, that Canada would allow both fixed and mobile applications in the MCS spectrum band. Industry Canada plans to initiate a public consultation in the future on licensing considerations arising from this change. There can be no assurance that conditions of the MCS licenses, including the license fee structure following any follow-up consultation, will not change materially, which could affect Inukshuk's operations or costs. On April 2, 2003, recognizing extenuating circumstances surrounding the telecommunications environment, Industry Canada extended timelines for Inukshuk's MCS system development and learning plan to March 31, 2004.

Telecommunications Act

As a telecommunications common carrier operating in Canada, Solutions is a "Canadian carrier" as defined by the Telecommunication Act and is therefore subject to regulation by the CRTC. Inukshuk is also expected to be a Canadian carrier. The CRTC has the authority to regulate, among other things, the rates, terms and conditions of services provided by carriers, the rules of competitive entry into new telecommunications markets, and the exchange of telecommunications traffic between carriers. The CRTC also has the power to exempt classes of carriers from the application of the Telecommunications Act and to forbear (i.e. refrain) from exercising certain regulatory powers with respect to certain classes of services if the CRTC is satisfied that competition is sufficient to protect the interest of users. Exemption or forbearance may be subject to conditions. For example, in most of its forbearance decisions, the CRTC has eliminated the requirement for carriers to file tariffs and inter-carrier agreements for approval, but has retained its powers to rule on complaints of undue preference or anti-competitive behavior.

Under the current rules established by the CRTC, a wireless carrier may carry on business as a wireless service provider, or it may take advantage of the regulatory framework for local service operators by electing to become a competitive local exchange carrier. Certain obligations and benefits are brought about by becoming a competitive local exchange carrier including "co-carrier" status with the incumbent local exchange carriers. It is also possible for a wireless carrier to operate as a wireless service provider in some areas and as a competitive local exchange carrier in others, as Solutions is currently doing.

Regulatory Framework for Wireless Service Providers

In December 1996, the CRTC issued Telecom Decision 96-14 regarding the regulation of wireless service providers. The CRTC decided, subject to certain conditions, to forbear from exercising many of its regulatory powers, including its rate-setting powers, with respect to wireless service providers. The CRTC considered it necessary to retain the power to impose certain conditions such as confidentiality of customer information, and to ensure that wireless service providers do not unjustly discriminate against other service providers or subscribers.

Regulatory Framework for Competitive Local Exchange Carriers

In May 1997, the CRTC issued Telecom Decision 97-8 which set out the initial terms and conditions for competition in the local telecommunication services market. Decision 97-8 establishes a technology neutral regulatory framework that permits wireless carriers to become competitive local exchange carriers provided they satisfy all the applicable terms and conditions Decision 97-8 has been modified from time to time by subsequent CRTC decisions and orders. The following is a summary of the major features of Decision 97-8 as it is expected to have an impact on our business.

In the local services market, the CRTC considers competitive local exchange carriers to be carriers of equal stature with, and not merely customers of, the incumbent local exchange carriers. Accordingly, the CRTC mandated that incumbent local exchange carriers and competitive local exchange carriers terminate each others' traffic originating within the same incumbent telephone exchange based on mutual compensation "bill and keep" arrangements. These arrangements do not require the originating carrier to compensate the terminating carrier for terminating its local traffic unless there is a substantial traffic imbalance. In areas where there is a substantial imbalance, local exchange carriers charge each other for traffic termination at cost-justified rate levels approved by the CRTC.

The CRTC also directed that local exchange carriers should share the cost of this interconnection equally. This is accomplished through the terms of interconnection agreements between the carriers. In addition, in order to provide service, the CRTC has determined that competitive local exchange carriers require access to certain essential and "near essential" elements of the incumbent local exchange carriers' local exchange network, referred to as unbundled facilities. The CRTC directed the incumbent local exchange carriers to make these facilities available to competitive local exchange carriers at cost-based rates.

The CRTC considers competitive local exchange carriers to be "non-dominant carriers". As such, they are not subject to the same degree of regulation as incumbent local exchange carriers and are not required to file tariffs for their rates for end-customer services. However, the CRTC requires competitive local exchange carriers to assume certain regulatory obligations, including obtaining CRTC approval of interconnection agreements and tariffs for services provided to other carriers (as opposed to end-customers). In addition, competitive local exchange carriers must permit long distance providers to interconnect with them, on request, for the purpose of providing alternative long distance services to the competitive local exchange carrier's end-customers. Competitive local exchange carriers are also required to:

  implement local number portability, which permits an end-customer to move from one local exchange carrier to another without changing telephone numbers;

  provide emergency 911 service;

  provide message relay service for the hearing impaired; and

  satisfy various other regulatory requirements designed to protect customers' privacy and ensure that customers receive adequate service information.

Solutions received interim CRTC approval of its competitive local exchange carrier tariffs on September 8, 2000, a condition precedent necessary to achieving competitive local exchange carrier status. Since then, Solutions has converted to competitive local exchange carrier status from wireless service provider status in all of our principal operating exchanges across the country. On March 7, 2003, the CRTC granted final approval to the terms and conditions of our tariffs, and interim approval of the rates therein.

Contribution Obligations

Under a CRTC-administered regime referred to as the "contribution regime", all telecommunications service providers operating in Canada, including wireless service providers and resellers, are required to pay a percentage of their Canadian telecommunications service revenues, less certain deductions, such as inter-carrier payments, into a fund to subsidize the cost of local telecommunications service in certain high-cost regions of the country. In its December 19, 2003 Telecom Decision 2003-84, the CRTC approved a final contribution rate for 2003 of 1.1%, and also set the interim rate for 2004 at 1.1%.

Foreign Ownership Restrictions

Solutions and Inukshuk are required, as radiocommunication carriers and by the conditions of their respective licenses, to comply with the Canadian ownership and control provisions. The Canadian ownership and control provisions must also be respected by Solutions and Inukshuk to maintain their eligibility to operate as Canadian carriers under the Telecommunications Act and to hold and have renewed the PCS license and MCS licenses.

The Canadian ownership and control provisions require Solutions and Inukshuk to be Canadian-owned and controlled corporations incorporated or continued under the laws of Canada or a province of Canada. Solutions and Inukshuk are deemed to be Canadian-owned and controlled as long as:

(1) not less than 80% of the members of their respective boards of directors are individual Canadians;

(2) Canadians beneficially own not less than 80% of their respective issued and outstanding voting shares; and

(3) they are not otherwise controlled in fact by non-Canadians.

A "Canadian" is defined to include a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada, various Canadian government agencies, various qualified trusts, mutual insurance companies, and corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians.

In our case, as the ultimate parent corporation of both Solutions and Inukshuk, the Canadian ownership and control provisions require, for Solutions and Inukshuk to be considered eligible thereunder, that not less than 66 2/3% of our issued and outstanding voting shares be owned by Canadians, and that we not otherwise be controlled in fact by non-Canadians. A voting share for purposes of the Canadian ownership and control provisions means a share or class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes a security that is convertible into such a share at the time that a calculation referred to in that clause is made.

We may restrict the issue, transfer and ownership of shares, if necessary, to ensure that we remain in conformity with the Canadian ownership and control provisions. For such purposes, in particular but without limitation, we may, in accordance with the provisions of the Canadian ownership and control provisions, to the extent applicable:

(1) refuse to accept any subscription for any voting shares;

(2) refuse to allow any transfer of voting shares to be recorded in our share register;

(3) suspend the rights of a holder of voting shares to vote at a meeting of our shareholders; and

(4) sell, repurchase or redeem any voting shares.

Our restated articles of incorporation provide that we may, in connection with the issue, or transfer of ownership, of voting shares in our capital, take any action, or refuse to take any action, as the case may be, to the extent necessary to ensure that any of our subsidiaries is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act or to be issued, to hold and to renew radio authorizations or radio licenses under the Radiocommunication Act, if and only to the extent that the business activities of such subsidiary require such eligibility.

Solutions, Inukshuk and Microcell may not otherwise be controlled by non-Canadians. In other words, non-Canadians cannot exercise control in fact over these companies. The test for determining control has been applied in a negative fashion. That is, reviews have focused on whether non-Canadians have control, not whether Canadians control, the carrier in question. Any one determinant may not necessarily amount to control, but the cumulative effect of several determinants may influence whether de facto control is being exercised by non-Canadians.

Our failure to comply with the requirements relating to the Canadian ownership and control provisions may affect the ability of Solutions and Inukshuk to operate as Canadian carriers and to hold and have renewed our PCS license and the MCS licenses. We believe that we and our subsidiaries currently comply with the Canadian ownership and control provisions.

In November 2002, Industry Canada initiated a review of the Canadian ownership and control provisions. The review was conducted by the House of Commons Standing Committee on Industry, Science and Technology, and it determined that the restrictions on foreign participation in the telecommunications sector set out in the Canadian ownership and control provisions are no longer appropriate, and their removal is needed. Industry Canada has proposed that the Government of Canada respond to the recommendations in the Spring of 2004. There is no assurance that the Standing Committee recommendations will lead to modifications to the Canadian ownership and control provisions.

HUMAN RESOURCES

As at December 31, 2003, we had approximately 2,200 employees, expressed in full-time equivalent employees. We are not party to any collective labor agreements and none of our employees are represented by a union. We believe that we enjoy good relations with our employees. As of December 31, 2002, 2001 and 2000, we had respectively 2,026, 2,377 and 2,603 employees (expressed in full-time equivalent employees).

PROPERTIES AND EQUIPMENT

We lease approximately 511,806 square feet of office space in Montreal, which houses staff of our principal office, switching office, computer rooms and national network operations center; of the 511,806 square feet that we lease in Montreal, approximately 83,407 square feet of office space is currently subleased to third parties. We also lease 1,340 square feet of space in Quebec city, 2,161 square feet for warehouse in Ottawa, 34,433 square feet of space in Toronto, 17,225 square feet of space in Vancouver, 18,536 square feet in Calgary, 1,508 square feet of space in St. Catharines-Niagara, 1,216 square feet in Kitchener, 726 square feet of space in Edmonton, 1,859 square feet of space in Saskatoon, 820 square feet of space in Victoria, 2,269 square feet of space in Windsor, 4,440 square feet of space in Winnipeg, 5,921 square feet of space in Halifax, 10,627 square feet of space in Mississauga, 2,270 square feet of space in Regina, 10,795 square feet in New Westminster and 200 square feet of space in St. John's, Newfoundland for business offices and switching offices. In addition, we lease approximately 1,850 antenna sites and own six antenna sites.

In most instances, we own the assets essential to our operations, including transmitters, microwave systems, antennae, electronic transmission receiving and processing accessories and other network equipment, including switches, radio channels, base station equipment, microwave facilities and PCS equipment. We generally lease land and space on buildings for the placement of antenna towers and also lease the premises on which our switches are located, principally under long term leases. We either own the operating systems and software related to these assets or use them under license. Substantially all of our assets are subject to various security interests in favor of our lenders.

Environmental protection requirements applicable to our operations are not expected to have a significant effect on our capital expenditures, earnings or our competitive position in the current or future fiscal years.

LEGAL PROCEEDINGS

On April 10, 2002, ASP, a former service provider of Solutions, filed a notice of arbitration pursuant to an agreement that ASP had with Solutions. ASP claims in the notice of arbitration that Solutions has breached its agreements with ASP and ASP therefore suffered damages in the amount of $18.5 million, which ASP is claiming from us. The breach alleged by ASP relates to Solutions' failure to provide ASP access to Microcell's PCS network. We consider ASP's claim frivolous and unfounded in fact and in law and we intend to vigorously contest it.

On April 21, 2004, Unique Broadband Wireless Services, Inc. ("UBS") filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream in the Ontario Superior Court of Justice. In its statement of claim, UBS claims [for, amongst other things, specific performance, breach of contract, breach of confidence and breach of fiduciary duty] from Microcell, Solutions and Inukshuk damages totaling $160 million. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

Furthermore, we are involved from time to time in other legal and regulatory proceedings incidental to our business. We do not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on us.

CAPITAL RESTRUCTURING

At the time of the release of our second quarter 2002 results on August 9, 2002, we announced that there was significant uncertainty regarding our ability to continue as a going concern, such ability being dependent, among other factors, on our ability to reduce our financing costs and improve our liquidity and operating performance. We also announced on that date that we had retained the services of Rothschild Inc. and NM Rothschild & Sons Canada Limited, which we refer to collectively as Rothschild, as financial advisor, and formed, in August 2002, a special committee of the board of directors of Old Microcell, or the Old Board, composed of three independent directors with a view to evaluating various strategic options in the circumstances. The alternatives considered by the financial advisor and the special committee were a debt restructuring, recapitalization, potential capital infusion, sale of the business and other type of transactions including a court supervised reorganization. The special committee determined that the capital reorganization was the more favorable alternative for all the stakeholders. Three independent directors, Messrs. Michael Cytrynbaum, Noel R. Bambrough and Pierre Laurin, composed the special committee. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate our alternatives with a view to reducing our financing costs and improving our liquidity. To that end, the special committee obtained the advice and recommendations of Rothschild. The significant uncertainty resulted from the fact that we disclosed that we believed we would be in default of certain covenants in our long-term debt agreements within a twelve-month period, unless we could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide us with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, we entered into a forbearance and amending agreement with our secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the 2006 senior discount notes, referred to as the 2006 Notes, and the possibility of the non-payment to a supplier under a material contract. On December 2, 2002, we announced that we would not make our interest payment on our 2006 Notes due on that day. Before the end of the forbearance period, we reached an agreement with the supplier on the amount due and settled such amount.

On December 23, 2002 we announced that our secured lenders, holding approximately 74% of the outstanding secured debt, had agreed on the terms of a recapitalization plan. In this regard, our secured lenders agreed to forbear, until January 6, 2003, the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. Old Microcell also continued to have constructive discussions regarding the recapitalization plan with the informal ad hoc committee of noteholders, which we refer to as the AHB Committee, formed to pursue discussions with us regarding our proposed recapitalization.

On January 3, 2003, we announced that we had received signed commitments from certain of our secured lenders and noteholders, representing approximately 75% and 55%, respectively, of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of our then current and anticipated financial position, the status of our discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to us under the circumstances, we elected to restructure our operations under the protection of the CCAA. We filed for and received protection under the CCAA on January 3, 2003, in the form of an initial order granted January 3, 2003 by the Superior Court of the Province of Quebec in the Judicial District of Montreal, which we refer to as the Court, in respect of Old Microcell and certain of our subsidiaries. We refer to this as the Initial Order.

On February 19, 2003, we filed our circular, which included the Plan, with the Canadian Securities Commissions and the SEC. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Court issued a sanction order sanctioning the Plan. The Plan became effective on May 1, 2003.

The restructuring of our operation mainly consisted of a reduction of our workforce and of our debt obligations by approximately $1.6 billion and our annual interest payment obligations by a range of $140 million to $180 million. The court protection that we received under the CCAA ensured that the negotiated plan would be implemented in an orderly fashion and for the benefit of all stakeholders.

RISKS AFFECTING OUR BUSINESS

An investment in our securities involves a number of risks in addition to those described under "Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Before investing, prospective purchasers of our securities should carefully consider, in light of their own financial circumstances, the factors set out below, as well as other information contained in this AIF.

If we need to obtain additional financing, that could increase our operating risk due to increased leverage.

In the event that our actual results vary from our projections or if the assumptions underlying our projections were to change, we may need additional funds.

Sources of funding for our further financing requirements may include additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets.

There can be no assurance that additional financing will be available to us or, if available, that we will be able to obtain it on a timely basis and on terms acceptable to us and within the limitations contained in our existing or new credit facilities. Failure to do so could result in the delay or modification of our network level of services or in the delay or failure to meet license conditions, which could result in a loss of the Personal Communication Services, or PCS, license and/or the Multipoint Communications Systems, or MCS, licenses. Any of these events could impair our ability to meet our debt service requirements and could have a material effect on our business, including our ability to continue as a going concern.

Failure to comply with our bank covenants could affect our financial flexibility or could result in default under our credit agreements.

Our existing or new credit facilities contain restrictive covenants which affect, and in some cases significantly limit or prohibit, among other things, our ability to:

  incur indebtedness;

  make prepayments of certain indebtedness;

  create liens;

  sell assets;

  make capital expenditures; and

  engage in acquisitions, mergers, amalgamations and consolidations.

In addition, our existing or new credit facilities require us to maintain certain financial ratios, which include levels of operating income excluding certain specified items, average revenue per subscriber, or ARPU, liquidity levels, subscribers and maximum levels of capital expenditures. If we fail to comply with the various covenants of our indebtedness, we will be in default under the terms of that indebtedness, which would permit holders of the indebtedness to accelerate the maturity of that indebtedness and could cause defaults under other indebtedness or agreements. In these circumstances, the lenders under our new credit facilities could foreclose upon all or substantially all of our assets and our subsidiaries, excluding Inukshuk.

Our current debt level may limit our financial flexibility and make us vulnerable to economic downturns.

The level of our indebtedness could have consequences, such as:

(1) our ability to obtain additional financing in the future for capital expenditures, working capital, operating losses, debt service requirements or other purposes;

(2) our flexibility in planning for, or reacting to, changes to our business and market conditions;

(3) our ability to compete; and

(4) our vulnerability in the event of a downturn in our business.

As of March 31, 2004, our indebtedness totalled $393.2 million, including a current portion of $12 million.

We may not be able to maintain our operations if the sources of funding on which we are relying become unavailable.

Our ability to meet our near term funding requirements is dependent upon a number of factors, including the revenue generated by Solutions, our existing cash balances, the continued availability of, and our ability to obtain and to draw upon our credit facilities or any alternative financing.

The construction of an MCS network requires significant capital investment. The capital market conditions for telecommunications companies in a start-up mode with nominal capital resources are challenging. This has made fund-raising difficult, and as a result Inukshuk has suspended building the MCS network on its own. Our existing and new credit facilities limit the amount that we can invest in Inukshuk, and Inukshuk's cash requirements may exceed such limits. There is no assurance that Inukshuk will be able to obtain the financing necessary to build an MCS network and/or fund its operations. If Inukshuk is not successful, we may lose our entire investment in Inukshuk. Although Inukshuk announced arrangements with third parties for the build-out of an MCS network on November 19, 2003, there can be no certainty any such arrangements will be successfully concluded.

We may incur operating losses in the future, which may limit our ability to service our debt.

We may experience growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new PCS customers. The ability to generate positive net income and cash flow from operations in the future will be dependent upon various factors, including the level of market acceptance of our services, the degree of competition we encounter, the cost of acquiring new customers, technology risks and general economic conditions and regulatory requirements. There can be no assurance that we will achieve or sustain operating profitability or positive cash flow from operating activities. If we cannot achieve operating profitability or positive cash flow from operating activities, we may not be able to meet our debt service or working capital requirements or obtain additional capital required to meet all of our cash requirements. In addition, we are required to make interest and principal payments under our new credit facilities.

Our future performance will depend on our ability to succeed in intensely competitive markets.

Competition in the Canadian wireless communications industry is intense. The success of our PCS business depends upon our ability to compete with other wireless telecommunications service providers in Canada with respect to new products and services, features and devices offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Microcell competes with other cellular, enhanced specialized mobile radio and PCS providers, such as Rogers and its affiliated entities, Telus Corporation and its affiliated entities, known as Telus, and Bell Mobility Inc. and its former Mobility Canada Partners (excluding Telus), known as Bell Mobility or the Bell Mobility Partners. These competitors currently have greater financial resources than we do. In addition, the number of competitors could increase through the licensing to new competitors of additional spectrum, through reselling or wholesaling of services and products, such as what we offer, or through a relaxation on the restrictions to foreign participation in the Canadian telecommunications sector.

There can be no assurance that we will be able to compete successfully in this environment, or that our new products and services, which we expect will differentiate us in the marketplace, will be widely accepted by consumers, or that other technologies and products that are more commercially effective than our technologies and products will not be developed.

Our financial information will not be comparable to the historical financial information of Old Microcell.

As a result of the consummation of the plan, we operate under a new capital structure and have adopted fresh start accounting rules. In accordance with fresh start accounting rules, all our assets and liabilities were revalued at estimated fair values and our deficit was eliminated. We determined that our enterprise value was $689 million as at May 1, 2003, of which $350 million has been allocated to our long-term debt and $339 million to equity. A comprehensive revaluation of our assets and liabilities has been done based on this enterprise value. Accordingly, our financial condition and results of operations after May 1, 2003 will not be comparable to our financial condition or results of operations reflected in our historical financial statements, including those included elsewhere in this prospectus. More specifically, our depreciation and amortization expense and our interest expense have significantly decreased as a result of "fresh start accounting."

The comparability of future results may be affected due to our restrained operations during our capital restructuring period.

During our capital restructuring, we focused on cash preservation and careful management of our costs, which allowed us to significantly reduce some variable and discretionary costs such as cost of acquisition. For example, our costs and operating expenses, excluding restructuring charges, depreciation and amortization, decreased by $51.2 million in 2002 when compared to 2001, and decreased a further $15.8 million in 2003 when compared to 2002. This significant reduction of costs during that period had a favorable impact on our financial results. Since resuming subscriber growth, our cost of operations have begun to increase and will therefore not be completely comparable with costs incurred during our capital restructuring period.

Our broadband access subsidiary may not be able to compete successfully against larger competitors.

Competition in the broadband access sector in Canada is also intense. The incumbent local exchange carriers and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada. There can be no assurance that Inukshuk, with its planned MCS services, will be able to compete successfully in this environment or that other technologies and products that are more commercially effective than MCS technologies and products will not be developed.

The choice of technology for our MCS network presents certain technological and market risks.

Industry Canada has not mandated any technology protocols for MCS operators, leaving each licensee free to select among several competing technologies.

MCS technology and equipment suppliers have not been definitively selected for Inukshuk's MCS network deployment. However, many of the technologies being considered are still in an early stage of development, which places certain technological and market risks with respect to their deployment, performance and ongoing availability.

Rapid technology changes in our business could make our networks or equipment obsolete or less profitable.

The wireless telecommunications industry is experiencing significant technological change. There are evolving industry standards, improvements in digital technology, shorter development cycles for new products and changes in end-user preferences. These changes make it difficult to predict the extent of future competition with cellular, PCS, paging and other services. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render PCS or MCS less profitable or even obsolete.

We may be required to make more capital expenditures than currently expected if suppliers fail to meet anticipated schedules, if a technology performance falls short of expectations, or if commercial success is not achieved.

Actual or perceived health risks of wireless technology could have a material adverse effect on our business.

Reports have suggested that certain radio frequency emissions from wireless transmitters, customer equipment and handsets may be linked to certain medical conditions, including cancer. Scientific research continues to review whether radio emissions from equipment used in connection with wireless technologies pose health concerns. There can be no assurance that the findings from such studies will not have a material adverse effect on our business or will not lead to changes in government regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless communications service providers, including us, through reduced subscriber growth, reduced network usage per subscriber, product liability lawsuits or reduced availability of financing to the wireless communications industry.

We are subject to government regulation, and this can increase our operating costs and affect our ownership structure.

The use of radio spectrum is regulated by Industry Canada pursuant to the Radiocommunication Act (Canada). Radio and spectrum licenses are issued for a term. They are renewed at Industry Canada's discretion. Licenses may be suspended or revoked for cause, including failure to comply with the conditions of license. License revocation is rare, and there is a high expectation of license renewal at the end of a license term. Industry Canada regulation and license fees can materially affect our costs and operations.

As a PCS network operator, Solutions is a "Canadian carrier" under the Telecommunications Act (Canada), and subject to regulation by the Canadian Radio-television and Telecommunications Commission, which is also known as the CRTC. Inukshuk, as an MCS network operator, is also expected to be a Canadian carrier. CRTC regulation can materially affect our services and activities.

Solutions and Inukshuk are required to comply with Canadian ownership and control rules set out in the Telecommunications Act and the Radiocommunication Act. Microcell, as the parent corporation of Solutions and Inukshuk, must also comply with the Canadian ownership and control provisions, and failure to do so may affect the ability of Solutions and Inukshuk to operate as Canadian carriers and to hold and renew the PCS license and the MCS licenses. We believe that we and our subsidiaries currently comply with the Canadian ownership and control provisions.

Industry Canada is currently reviewing the Canadian ownership and control provisions. Although there are yet no conclusions from the review, if greater foreign participation is allowed in the Canadian telecommunications sector, this could lead to the opportunity for further foreign investment in us, as well as more and stronger competitors entering the market with us.

Future decisions and policies of the CRTC, Industry Canada and other governmental departments and agencies may have an influence on our strategies, and may have a material impact on us, including on our costs of operations and our capital structure.

As a PCS licensee, we must pay license fees and comply with conditions of operation. The PCS license may not be renewed at the end of its term.

Our PCS license term runs to March 31, 2011. At the end of this term, our PCS license conditions provide that we have a "...high expectation of renewal for a ten-year term unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises";. We believe we are currently in compliance with the terms and conditions of our PCS license, and we have fully paid all our PCS license fees.

Industry Canada has the authority to modify the terms and conditions of a license, but such power is to be exercised on an exceptional basis and only after full consultation. Industry Canada also has the authority to suspend or revoke a license if the license holder has contravened the Radiocommunication Act or terms and conditions of its license, but only after giving the holder of the license a reasonable opportunity to make representations. A public consultation regarding the renewal of a PCS license is to occur no later than two years prior to the end of a PCS license term if Industry Canada foresees the possibility of not renewing the license.

If Inukshuk does not meet the requirements of the MCS licenses, there could be penalties, including the modification or revocation of the MCS licenses.

Inukshuk's MCS licenses terms run to March 31, 2011 for each of the twelve MCS license service areas. At the end of this term, Industry Canada' MCS Policy provides that the MCS licenses are to have a "...high expectancy of renewal..." for a subsequent ten-year term unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. Up until March 31, 2004, we believe Inukshuk was in compliance with the terms and conditions of the MCS licenses, and Inukshuk is fully paid-up for all its MCS licenses fees.

Among the MCS licenses' conditions, Inukshuk must obtain prior Industry Canada approval, following full review by Industry Canada, for any application to transfer or assign the MCS licenses, including any disposition of the rights and obligations of the licenses and any change, which would have a material effect on the ownership or control in fact of the licensee. The transactions described in the plan, which have led to a change of control of Inukshuk, received interim approval by Industry Canada on April 7, 2003. Industry Canada's final approval is subject to completion of a review demonstrating compliance with the Canadian ownership and control provisions. We believe Inukshuk is in compliance with the Canadian ownership and control provisions.

A public consultation regarding the renewal of the MCS licenses is to occur no later than two years prior to the end of an MCS license term if Industry Canada foresees the possibility of not renewing the license. Industry Canada also has the authority to suspend or revoke a license if the license holder has contravened the Radiocommunication Act or the terms and conditions of its license, after giving the licensee a reasonable opportunity to make representations.

Inukshuk has in the past had difficulties raising adequate financing, which in turn led to delays in MCS network deployment. This also led to Inukshuk temporarily suspending payments to fund learning activities committed to in the MCS license applications to Industry Canada. Recognizing extenuating circumstances, on April 2, 2003, Industry Canada extended the timeline on license conditions relating to MCS network deployment and the learning activities to March 31, 2004.

The payments to fund learning activities started again in November of 2003, and by March 31, 2004, the MCS network had been deployed in a number of Canadian communities. Also on March 31, 2004, Inukshuk filed a revised MCS network deployment plan with Industry Canada. Inukshuk is currently awaiting the outcome of Industry Canada's review of the proposed revised deployment plan. As mentioned above, the failure to meet conditions of the MCS licenses - which include meeting the network deployment plan - may result in the application of penalties, including suspension or revocation of the MCS licenses, but only after giving the licensee a reasonable opportunity to make representations. If Inukshuk does not meet the requirements of the MCS licenses, we may lose the entire value of our investment in Inukshuk.

The buildout of Inukshuk's network will require significant capital, and we could lose our entire investment in Inukshuk.

Inukshuk intends to build an MCS network across Canada. The building of this network will require significant capital investment. Inukshuk is a start-up operation with nominal capital resources. The New Credit Facilities limit the amount that Microcell can invest in Inukshuk. The cash requirements of Inukshuk may exceed such limits. In such an event, Inukshuk may not be able to raise sufficient capital to fund its operations. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. If Inukshuk is not successful, we may lose our entire investment in Inukshuk.

We may not be able to retain a significant portion of our existing customer base, which could impair our future performance.

Our future success will depend, in large part, on our ability to retain a significant portion of our existing customer base, expand the business relationships with these customers, and attract and retain new customers. During our capital restructuring, we focused on cash preservation and careful management of our costs, which resulted, among other things, in a loss of subscribers. There can be no assurance that we will be able to maintain a significant portion of the current customer base, increase the amount of business done with some or all these customers, or grow the existing customer base. Our failure to maintain a significant portion of our existing customer base and to grow that base would have a material adverse effect on our business given that these elements are the main drivers of a wireless operator in Canada.

If we cannot limit customer churn, we would be forced to incur additional expenses to recruit new customers.

We have experienced rapid growth and development in a relatively short period. One of our biggest challenges, as we have grown and more recently, has been to limit customer churn. The results of operations of telecommunications service providers can be significantly affected by subscriber cancellations. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because the telecommunications business is characterized by high fixed costs, disconnections directly and adversely affect operating income. An increase in the subscriber cancellation rate could have a material adverse effect on us.

Factors contributing to the increase in customer churn experienced during 2002 and 2003 included the negative publicity surrounding us and our financial condition, the decision to disconnect some of our delinquent customers and our limited advertising in order to preserve cash during the restructuring process. The successful implementation of our business plan depends, among other things, upon a reduction in our rate of customer churn. There can be no assurance, however, that we will successfully accomplish this or that churn will not increase. Churn has a direct impact on our revenues and earnings. Therefore, if we are not able to limit the increase of the churn, this could have a material adverse effect on our revenues and earnings.

We are subject to currency exchange risks, which may negatively impact our financial results and may increase our costs to repay our debts.

As most of our revenues are expected to be received in Canadian dollars, we are exposed to foreign exchange risk on payments of interest and repayment of principal under any U.S. dollar denominated portion of our indebtedness.

Although we may enter into transactions to hedge, up to a certain limit, the exchange rate risk with respect to our other U.S. dollar-denominated debt and transactions, there can be no assurance that we will engage in such transactions or, if we decide to engage in any such transaction, that we will be successful and that changes in exchange rates will not have a material adverse effect on our ability to make payments in respect of its U.S. dollar-denominated debt. Such transactions may require that we provide cash or other collateral to secure our obligations.

For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. Changes in the exchange rate may have a material adverse effect on us or on our ability to make payments in respect of our U.S. dollar-denominated debt.

Our holding company structure may make it difficult to access cash flow from the operating companies and subordinates our shareholders' rights to our assets to the claims of our subsidiaries' creditors.

We are a holding company with no material external sources of income. Substantially all of our operations are conducted through Solutions. Our cash flow and, consequently, our ability to meet our dividend payment obligations or interest payment obligations, as the case may be, are dependent upon the cash flow of Solutions and the payment of funds by Solutions to us in the form of payment of management fees, reimbursement of loans, interest, dividends, advances or otherwise. Our subsidiaries, including Solutions, are separate and distinct legal entities and have no obligation, contingent or otherwise, to make any funds available to us, whether in the form of loans, dividends or otherwise except for their obligation to pay for the services we render, and to reimburse the loans made to them by us, if any, and the interest thereon. Any right we may have to receive assets of our subsidiaries upon their liquidation or reorganization will be structurally subordinated to the claims of such subsidiaries' creditors (including tax authorities, trade creditors and lenders).

We may not be able to attract and retain key personnel and adequately staff our operations, which could impair the execution of our business plan.

The successful execution of our business plan is dependent in part on our ability to retain and motivate our executive officers and key personnel. We may not be able to retain or employ qualified management and technical personnel. Although we entered into employment agreements with certain members of our senior management, should any of these persons be unable or unwilling to continue their employment with us, aspects of our business could be materially and adversely affected by the lack of human resources to implement our business plan and manage our business.

Any development or growth on our part could increase our indebtedness and our expenses.

We expect to experience growth and development under the new business strategy described under the heading "PCS Business Strategy" elsewhere in this prospectus. Any future growth of our business would require, among other things the development and introduction of new products,

  control of expenses related to the expansion of our telecommunication network and customer base, and the management of additional demands on our customer support, sales and marketing, administrative resources and network infrastructure.

If we are unable to satisfy these requirements, or if we are otherwise unable to manage growth effectively, our revenues and operating results could be materially and adversely affected and as a result we may need to obtain additional financing and there is no assurance that such additional financing will be available.

If the companies in which we hold a minority interest require additional financing, the value of our investment in these companies could be reduced or our ownership interest could be diluted.

We have minority or non-controlling investments in certain entities. Some of these investee companies may require substantial amounts of additional capital, and their ability to obtain that financing will depend, in part, on their ability to access the capital or lending markets, which will be subject not only to the performance of their business and prospects, but to conditions in the capital markets generally. If such capital is not available or is not forthcoming on acceptable terms, the value of our investments in those companies could decrease. Further, if such companies were to issue additional equity securities, it is likely that we will not be able to participate in such issuance, which could lead to substantial dilution of the value of our investments.

We are subject to change of control provisions which could limit our ability to enter into transactions which could benefit our shareholders.

Certain provisions of our credit facilities, that require repayment or give the lenders or holders thereunder the option to require repayment upon certain change of control transactions, could have the effect of delaying or preventing transactions involving a change of control of our company and our subsidiaries, including transactions in which shareholders might otherwise receive a substantial premium for their shares over the then current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interest.

Our articles of incorporation contain provisions to reflect restrictions which may have the effect of preventing or making transactions involving a change of control of our company more difficult. Our articles of incorporation also contain provisions to reflect the powers of our company to ensure that we and our subsidiaries remain compliant with the Canadian ownership and control provisions.

Our shareholders' rights plan, implemented pursuant to the plan, may have a significant anti-takeover effect. The shareholders' rights plan has the potential to significantly dilute the ownership interests of an acquiror of our shares, and therefore may have the effect of delaying, deterring or preventing a change in control of our company.

The class A restricted voting shares and class B non-voting shares may be diluted by further issuances.

The issuance of additional shares of class A restricted voting shares and class B non-voting shares upon exercise of the Warrants will dilute the holders of our current outstanding class A restricted voting shares and class B non-voting shares as well as holders of our equity as a whole. In addition, issuance of class A restricted voting shares or class B non-voting shares to our management and employees and those of our subsidiaries pursuant to the stock option plan and equity issuances under the employee stock purchase plan will result in further dilution to holders of our equity.

ITEM 4 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL INFORMATION FOR THE LAST THREE YEARS

We have filed with the SEC, a registration statement for the registration of our class A restricted voting shares and class B non-voting shares issuable upon exercise of the Warrants 2005 and the Warrants 2008. This registration statement is being reviewed by the staff of the SEC and has not yet become effective. As a result of comments on the registration statement made by the staff, it is possible that the disclosure about Microcell that will be in the registration statement when it becomes effective will differ from the disclosure contained in this AIF. In particular, the resolution of certain issues with SEC staff, described in Note 20 to our 2003 Consolidated Financial Statements, may require us to restate our financial statements for the eight months ended December 31, 2003. See Note 20 to the Consolidated Financial Statements, accompanying the Company's final prospectus dated March 24, 2004, under "Subsequent Events".

Our summary consolidated financial data set forth below for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 has been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP. The information set forth below should be read in conjunction with our consolidated financial statements, and the notes thereto, included elsewhere in this AIF. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which we refer to hereafter as Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, which we refer to hereafter as U.S. GAAP, see Note 18 to our consolidated financial statements.

As a result of "fresh start" accounting, certain financial results have been presented on a pre- and post-reorganization basis, where appropriate. Our financial results for the periods indicated herein are not necessarily indicative of our future operating results given the context in which we operated before the reorganization. With respect to our year-to-date 2003 results presentation, the eight-month period ended December 31, 2003 represents the post-reorganization results, while the four-month period ended April 30, 2003 represents the pre-reorganization results.

(in thousands of dollars, except for the data relating to shares)	As at December 31 2003	As at May 1 2003	Pre-reorganization As at December 31 2002	2001	2000	1999
Balance Sheet Data:						
Total assets	808,706	788,208	912,854	1,395,259	1,209,226	817,850
Long-term debt (including current portion)	324,462	350,000	2,040,178	1,903,571	1,680,699	1,499,456
Shareholders' equity (deficiency)	343,934	338,975	(1,297,226)	(726,725)	(667,561)	(796,037)
Share capital	338,154	321,049	1,167,678	1,167,371	728,050	327,599
Warrants	17,926	17,926	1,770	2,077	2,077	5,625
Deficit	(12,146)	—	(2,466,674)	(1,896,173)	(1,397,688)	(1,129,261)
Total assets (U.S. GAAP)	808,706	788,208	911,548	1,410,696	1,220,970	812,183
Shareholders' equity (deficiency) (U.S. GAAP)	47,022	54,469	(1,298,677)	(713,763)	(654,917)	(801,704)
Share capital (U.S. GAAP)	41,242	36,543	1,228,401	1,228,094	788,773	388,322
Warrants (U.S. GAAP)	17,926	17,926	1,770	2,077	2,077	5,625
Deficit (U.S. GAAP)	(12,146)	—	(2,528,848)	(1,943,934)	(1,445,767)	(1,195,651)
Other Data:						
Class A restricted voting shares	30,038	30,000	—	—	—	—
Class B non-voting shares	3,906,336	3,601,145	—	—	—	—
First preferred voting shares	252,296	544,828	—	—	—	—
First preferred non-voting shares	11,415,204	11,221,839	—	—	—	—
Second preferred voting shares	14,782	106,400	—	—	—	—
Second preferred non-voting shares	6,979,528	7,093,972	—	—	—	—
Common Shares	—	—	27,631,537	27,631,537	31,665,275	32,780,071
Class A Non-Voting Shares	—	—	9,590,000	9,590,000	9,590,000	—
Class B Non-Voting Shares	—	—	202,994,911	202,951,539	24,160,642	22,141,195
Number of shares outstanding at the end of the period	22,598,184	22,598,184	240,216,448	240,173,076	65,415,917	54,921,266

DIVIDEND POLICY

We have never declared or paid any cash dividends on our shares and we do not expect to do so in the foreseeable future, unless our restated articles of incorporation require us to do so. We currently intend, subject to any obligation to make payments in accordance with the excess cash flow provisions set forth in our restated articles of incorporation and our credit agreements with secured lenders, if applicable, to retain any earnings to finance the expansion and development of our business. In addition, certain covenants under the terms of our credit agreements limit our ability to declare or pay dividends.

ITEM 5 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations included on pages 10 to 33 in our Annual Report to Shareholders for the fiscal year ended December 31, 2003 is incorporated herein by reference.

ITEM 6 - DIRECTORS AND OFFICERS

DIRECTORS

The table below sets forth the name, principal occupation and date of the appointment of each actual member of our current board since the implementation of the Plan on May 1, 2003.

Pursuant to the Plan: (1) Mr. Andre Bureau, Mr. Jim Continenza, Mr. Christian Dube, Mr. Gary Goertz, Mr. Robert Latham, Mr. Paul McFarlane and Mr. I. Berl Nadler were nominated by the secured creditors; (2) Mr. Steven D. Scheiwe and Mr. Lorie Waisberg were nominated by the noteholders; and (3) Mr. Charles Sirois was nominated by the Old Board. See "Composition of the Board" below for more details on the nomination of the directors on our current board.

The principal occupation of each director during the past five years is as follows:

Andre Bureau was appointed a director of Microcell on May 8, 1998. Since May 14, 2003 Mr. Bureau has been Chairman of Microcell. Since December 1997, he has been Chairman of the board of Astral Media Inc., Canada's largest operator of English and French specialty, pay and pay-per-view television services. Astral also owns 24 radio stations in Quebec and the Atlantic provinces of Canada, as well as Astral Affichage, for outdoor advertising, and was President and Chief Executive Officer of Astral Broadcasting Group Inc. from 1993 until October 2001. Mr. Bureau is also counsel at Heenan Blaikie LLP. Before 1989, Mr. Bureau was Chairman of the CRTC.

Andre Tremblay has been President and Chief Executive Officer of Microcell since May 1995 and was Chairman of Microcell from August 10, 1999 to March 9, 2000. Mr. Tremblay has been actively involved in the telecommunications industry since 1989. Prior to 1989, Mr. Tremblay was a tax partner and member of the management committee of Raymond, Chabot, Grant, Thornton, a Canadian accounting firm.

Charles Sirois has been a director of Microcell since December 9, 1993. Mr. Sirois was the Chairman of Microcell until May 1, 2003. Since 1990, Mr. Sirois has been Chairman and President of Telesystem Ltd., an entrepreneurial private equity company of which his is the founder and principal shareholder. Mr. Sirois is also Chairman of Telesystem International Wireless Inc. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc., a leading global provider of broadband services with the most extensive global Internet network. From 1988 to 1990, Mr. Sirois was Chairman and Chief Executive Officer of BCE Mobile Inc. He currently sits on the board of directors of the Canadian Imperial Bank of Commerce and is Chairman and CEO of Enablis Entrepreneurial Network, a non-profit organization sponsored by the G8 DotForce. He was also a member of the G8 dot force, of the National Broadband Task Force and was a founding member of the Washington-based Global Information Infrastructure Commission.

James Continenza has been a director of Microcell since May 1, 2003. Mr. Continenza is the President, Chief Executive Officer and a director of Teligent, Inc. a full service facilities based communications company offering long-distance telephony, broadband and fixed wireless services. From May 2001 to September 2002, Mr. Continenza was Chief Operating Officer and a director of Teligent, Inc. From September 2000 to May 2001, Mr. Continenza served as Senior Vice-President Strategic Operations of Teligent, Inc. Prior to joining Teligent, Inc., Mr. Continenza was President and Chief Executive Officer of Lucent Technologies Product Finance where he worked for twelve years with Lucent and its predecessor AT&T. Mr. Continenza holds a degree in business administration from the University of Wisconsin.

Christian Dube has been a director of Microcell since May 1, 2003. Mr. Dube is Senior Vice-President and Chief Financial Officer of Domtar Inc., the third largest integrated manufacturer and marketer of fine paper in North America. From 1996 to 1998 he was Vice-President Corporate Development of Domtar Inc. Mr. Dube is a director of Norampac Inc. and of NB Capital Corporation. He has been a Chartered Accountant since 1979 and holds a bachelor's degree in business administration from Laval University.

Gary Goertz has been a director of Microcell since May 1, 2003. Mr. Goertz was Executive Vice-President, Finance and Chief Financial Officer of MDS Inc., the largest health and life science company in Canada from September 1999 to February 2003. From March 1994 to August 1999, Mr. Goertz was Executive Vice-President & CFO of Telus Corporation Inc., formerly BCT.Telus Communications Inc. Mr. Goertz is a Chartered Accountant. Mr. Goertz is also a director of CML Healthcare Inc. and Cipher Pharmaceuticals Inc. and is a trustee of Associated Brands Income Fund and Associated Brands Operating Trust.

Robert Latham has been a director of Microcell since May 1, 2003. Since April 2001, he has been the President of RFL Consulting, a company providing consulting advice to small entrepreneurial companies and other organizations developing and expanding new business. Since February 2003, he has been the Chairman of Tela Wireless Devices Inc. From December 2002 to December 2003, Mr. Latham was the Chairman of the board of directors of Objectworld Technologies Ltd. From February 2001 to April 2001, Mr. Latham was Chairman and Chief Executive Officer of Axxent Inc. a telecommunications company in Canada where he also served as President and Chief Executive Officer from September 1999 to February 2001. From January 1998 to September 1999, he was President of ORBCOMM Global L.P. a telecommunications company based in Dulles, Virginia. He also served as Executive Vice-President of ORBCOMM from April 1997 to January 1998. From February 1996 to February 1997, Mr. Latham was Managing Director, Telecom for Bell Canada International Management Ltd., U.K. From April 1996 until November 1996, Mr. Latham was seconded to Mercury Communications Limited in London England, a facilities-based carrier, as the Managing Director, Commercial Service. Mr. Latham spent the previous 28 years with Bell Canada in a wide variety of Sales, Marketing, Operations, Customer Service and Regulatory assignments. During this period, he was the President and CEO of Bell Cellular from August 1986 until August 1991 and responsible for the Signature Service Organization from July 1992 until October 1994.

Paul McFarlane has been a director of Microcell since May 1, 2003. Mr. McFarlane retired from the Canadian Imperial Bank of Commerce in December 2002 after more than forty years of service in numerous regional and head office positions most recently as Senior Vice-President, Special Loans, Head Office from 1994 until retirement. Mr. McFarlane is also a director of Brookfield Properties Corporation having served since May 1998.

I. Berl Nadler has been a director of Microcell since May 1, 2003. Mr. Nadler has been a partner of Davies Ward Phillips & Vineberg LLP, and its predecessor firm, Davies Ward & Beck, in Toronto, since 1984 and is a member of the firm's management committee. Mr. Nadler is a graduate of the Faculty of Law McGill University and of the Harvard Law School.

Steven D. Scheiwe has been a director of Microcell since May 1, 2003. Mr. Scheiwe is currently President of Ontrac Advisors, Inc., a consulting firm providing analysis and management services to private equity groups, privately held companies and traders of distressed corporate debt issues. Mr. Scheiwe has also been a director of General Chemical Industrial Products, Inc. since March 2004, Reptron Electronics, Inc. since February 2004, Neff Corporation since May 2001 and Metrocall Holdings, Inc. since October 2002. From April 1999 to May 2001, Mr. Scheiwe was the Chief Executive Officer and a director of Teletrac Inc., a provider of wireless fleet management location and communication services. From January 1996 to April 1999, Mr. Scheiwe was Vice-President, General Counsel and Secretary of Teletrac Inc.

Lorie Waisberg has been a director of Microcell since May 1, 2003. Mr. Waisberg is also a director of McWatters Mining Inc., Chemtrade Logistics Income Fund and Specialty Foods Group Income Fund. From August 2000 to October 2002, Mr. Waisberg was Executive Vice-President Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior to that, Mr. Waisberg was a partner at the law firm of Goodmans LLP and predecessor firms in Toronto, Ontario, where he had been partner since 1974.

Board Practices

Role and Responsibilities of the Board. The board is responsible for orientation and follow-up of the achievement of business objectives and of our activities.The board is responsible for approving and ensuring that the mission, the vision and the strategy we have adopted are respected in the pursuit of our business objectives. The board holds regular meetings on a quarterly basis as well as additional meetings to consider particular issues or conduct specific reviews whenever deemed appropriate. The board approves our ethical values and ensures that our major business risks are identified and measured and that a proper management process is implemented.

Before the start of every fiscal year, the board receives and approves an annual budget submitted by the president and chief executive officer.

The board monitors and evaluates the performance of the president and chief executive officer and of senior management. Finally, the board reviews those matters requiring the board's approval pursuant to the law or our articles and by-laws. All our important decisions and those of our wholly-owned subsidiaries are subject to approval by the board.

Composition of the Board. Our board was designated by the Court as part of the sanction order and the directors of the current board were appointed on
May 1, 2003, the effective date of the Plan. The board has been fixed at 11 directors initially, one of which is our chief executive officer from time to time. A majority of members of the board must be Canadians.

The initial members of the board were nominated as follows:

(1) seven appointees were selected by the secured creditors as holders of the first preferred voting shares;

(2) two appointees were selected by the AHB Committee; and

(3) one appointee was selected by the board of Old Microcell. On January 27, 2003 the board of Old Microcell selected Mr. Charles Sirois as its appointee.

The initial chairman of our current board, Mr. Andre Bureau, has been selected by the members of the board appointed by the secured creditors as holders of first preferred voting shares.

As redemptions or conversions of first preferred shares, or first units, will occur over time, the number of directors nominated and elected to our current board by holders of first preferred voting shares, or first units comprised of first preferred voting 2 shares, will be reduced according to the number of first preferred shares, or first units, outstanding relative to the aggregate number originally issued, as follows:

If holders of the first preferred shares, or first units, lose the entitlement to nominate and elect one or more director(s) of the board in accordance with the foregoing, holders of the class A restricted voting shares shall correspondingly acquire the entitlement to elect additional director(s) such that the number of directors shall always equal eleven, until changed in accordance with the CBCA.

Pursuant to our articles, the board has been divided into two groups: a first group, or group A, to consist of six directors appointed to hold office for a stated term expiring at the close of the third annual meeting of shareholders following May 1, 2003 and a second group, or group B, to consist of five directors appointed to hold office for a stated term expiring at the close of the second annual meeting of shareholders following May 1, 2003. At the end of their respective initial terms of office, elections of directors shall be for terms of two years each. The table below identifies, in respect of each individual listed therein, whether such individual is part of group A or group B.

Human Resources Committee. As at December 31, 2003, the human resources committee of our board was composed of the following individuals: Mr. Charles Sirois, Mr. Lorie Waisberg, Mr. Gary Goertz, Mr. Jim Continenza and Mr. Andre Bureau. None were officers, employees or former officers of Microcell or of our subsidiaries, except for Mr. Charles Sirois who was Chairman of Old Microcell before May 1, 2003.

The human resources committee is a committee of our board of directors. It is mandated to review and make recommendations to the board in connection with the appointment and remuneration of senior officers of Microcell and of our subsidiaries, including the chief executive officer. In addition, the human resources committee determines the options to be granted under the stock option plan in accordance with the rules adopted by the board. Our relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.

Audit Committee. As at December 31, 2003, the audit committee was composed of five individuals, namely Mr. Paul McFarlane, Mr. Christian Dube, Mr. Charles Sirois, Mr. Steven D. Scheiwe and Mr. Andre Bureau, all of whom are independent directors. The audit committee oversees our financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its responsibilities, the audit committee reviews our audited financial statements with management and with the auditors.

The audit committee reviews with the auditors their judgments as to the quality of our accounting principles and such other matters as are required to be discussed under generally accepted auditing standards. In addition, the audit committee discusses with the independent auditors their independence from management, including the matters in the written disclosures required by the independence standards board. The audit committee discusses with our internal and independent auditors the overall scope and plans for their respective audits. The audit committee meets with the internal and independent auditors, with and without management presence, to discuss the result of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Corporate Governance Committee. We consider good corporate governance to be important to our effective operations. The corporate governance committee ensured that the corporate governance policy complied with the TSX guidelines. It approved any material transactions with a related party having a significant impact on our business and affairs. Our corporate governance committee is composed of five independent directors: Mr. Andre Bureau, Mr. I. Berl Nadler, Mr. Lorie Waisberg, Mr. Robert F. Latham and Mr. Christian Dube.

OFFICERS OF MICROCELL

The following table indicates the name of the present officers of Microcell, along with their positions held with Microcell.

Name and Municipality of Residence	Office	Principal Occupation
ALAIN RHÉAUME Outremont, Québec	President and Chief Operating Officer, Solutions	President and Chief Operating Officer of Solutions
ANDRÉ TREMBLAY Outremont, Québec	President and Chief Executive Officer	President and Chief Executive Officer of Microcell
BRUNO PÉLOQUIN Montréal, Québec	Vice-President, Customer Relations and Operations, Solutions	Vice-President, Customer Relations and Operations of Solutions
CARL DEXTER Beaconsfield, Québec	Vice-President, Network Services, Solutions	Vice-President, Network Services of Solutions
DEAN PROCTOR Montreal, Québec	Vice-President, Regulatory Affairs	Vice-President, Regulatory Affairs of Microcell
GAÉTAN JACQUES Verdun, Québec	Vice-President, Human Resources, Administration and Special Projects	Vice-President, Human Resources, Administration and Special Projects of Microcell
JACQUES LEDUC Laval, Québec	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of Microcell
JOCELYN CÔTÉ Saint-Lambert, Québec	Vice-President, Legal Affairs and Assistant Secretary	Vice-President, Legal Affairs and Assistant Secretary of Microcell
MICHEL CORDEAU Lac St-Joseph, Québec	Secretary	Lawyer
PIERRE BONIN Westmount, Québec	Chief Information Officer, Solutions	Chief Information Officer of Solutions
RENÉ BOUSQUET Montreal, Québec	Vice-President, Marketing, Solutions	Vice-President, Marketing of Solutions
ROBERT FORTIER Montréal, Québec	Vice-President Finance and Corporate Controller	Vice-President Finance and Corporate Controller of Microcell
STEVEN PICCO Toronto, Ontario	Vice-President, Sales, Solutions	Vice-President, Sales of Solutions

The principal occupation of each officer (other than Andre Tremblay) during the past five years is as follows:

Alain Rheaume was appointed President and Chief Operating Officer of Solutions on May 1, 2003. He was President and Chief Executive Officer of Microcell's PCS division from February 12, 2001 to April 30, 2003. From June 1996 to February 2001, Mr. Rheaume was Chief Financial Officer and Treasurer of Microcell and from May 1998 to February 2001, he was also Executive Vice-President, Corporate Services. Prior to joining Microcell, Mr. Rheaume had worked for the Government of the Province of Quebec at the Ministry of Finance since 1974. Mr. Rheaume was Deputy Minister of Finance from 1992 to 1996 and prior to that he was Associate Deputy Minister of Finance from November 1988 to October 1992.

Bruno Peloquin joined Microcell in 1997 and is Vice-President, Customer Relations and Operations, Solutions. Prior to joining Microcell, Mr. Peloquin held positions in eastern and western Canada as Regional Director of Sales and Operations with United Parcel Service Canada Ltd. He was also Vice-President, Operations, with Diners Club/enRoute.

Carl Dexter joined Microcell in January 2001 as Vice-President, National Network and Services Operation. Mr. Dexter has 26 years of experience in the telecom industry, mainly at MTT, now Aliant Telecom, in Nova Scotia. The last position he held at MTT was that of Vice-President, Network Operations and Customer Services. Immediately prior to joining Microcell, Mr. Dexter was Vice-President, Operations Support, of the international wireless operating companies of Telesystem International Wireless.

Dean Proctor has been Vice-President of Microcell since February 1996. Prior to joining Microcell, Mr. Proctor practiced law in Montreal and Ottawa, focusing on broadcasting and telecommunications matters. He is a Director of the Wireless Communications Association, based in Washington, D.C., and acts as Microcell's Privacy Ombudsman. Mr. Proctor graduated from the University of Saskatchewan with a Bachelor of Arts degree in 1984 and received bachelor degrees in Common Law and Civil Law from McGill University in 1988. Mr. Proctor is a member of the Bars of Quebec and Ontario.

Gaetan Jacques was appointed Vice-President of Microcell on August 10, 1999. From June 2003 to December 2003, Mr. Jacques acted as interim Vice-President, Sales of Solutions. Before joining Microcell, Mr. Jacques was Director, Human Resources at the Canadian Broadcasting Corporation from 1993-1994 and from 1994-1999, General Manager, Technical Products and Engineering at the CBC. He also has worked for several large corporations, including Stone-Consolidated, where he performed various duties in human resources and quality management. Mr. Jacques holds an MBA and a bachelor's degree in Industrial Relations.

Jacques Leduc was appointed Chief Financial Officer and Treasurer of Microcell on February 12, 2001. From May 1999 to February 2001, Mr. Leduc was Vice-President Finance of Microcell. From January 1995 to May 1999, he was Director, Financial Planning of Microcell. Prior to joining Microcell, Mr. Leduc was the Corporate Controller and Officer of a privately owned business in the manufacturing and food industry from 1990 to 1995. Mr. Leduc holds a master's degree in business administration from HEC Montreal, which was formerly known as Ecole des Hautes Etudes Commerciales (University of Montreal). He also holds a bachelor's degree in business administration from the University of Quebec in Montreal and was admitted by the Canadian Institute of Chartered Accountants in 1986.

Jocelyn Cote was appointed Vice-President of Microcell on August 10, 2001 and Assistant Secretary on May 10, 2001. From February 1998 to August 2001, Mr. Cote was Director, Legal Affairs of Microcell. Prior to joining Microcell, he was, from 1997 to 1998, legal counsel at Le Groupe Videotron Ltd. and, prior to that, practiced corporate and tax law at the law firm Stikeman Elliott LLP in Montreal. Mr. Cote holds a law degree from Laval University and a master's degree in Taxation from Sherbrooke University. Mr. Cote is a member of the Bar of Quebec.

Michel Cordeau was appointed Secretary of Microcell on May 8, 1998. Mr. Cordeau was, from February 1996 to August 2001, Vice-President, Legal Affairs of Microcell. From March 1996 to May 1998, he was Assistant-Secretary of Microcell. Mr. Cordeau is also legal counsel for Telesystem Ltd. Mr. Cordeau was a partner of the law firm of Hickson, Martin, Blanchard in Quebec City, where he practiced corporate and bankruptcy law from 1974 to 1999. Mr. Cordeau holds a law degree and a master's degree in Law from Laval University. Mr. Cordeau is a member of the Bar of Quebec.

Pierre Bonin was appointed Chief Information Officer of the Company on December 12, 2000. Prior to joining Microcell, Mr. Bonin worked for Bell Canada from 1987 to 2000 where he held various senior management positions, including Vice-President, Information Technology and Vice-President, Finance and Administration. Mr. Bonin holds an MBA from HEC Montreal, which was formerly known as Ecole des Hautes Etudes Commerciales (University of Montreal), and other computer sciences degrees.

Robert Fortier was appointed Vice-President of the Company on August 9, 2002. From January 1995 to August 9, 2002, Mr. Fortier was Director, Corporate Controller of Microcell. Mr. Fortier chaired the Taxation Committee of the Canadian Wireless Telecommunications Association from 1997 until 2002. He holds a Bachelor's degree in Accounting from the Universite du Quebec a Trois-Rivieres and has been a member of the Ordre des comptables agrees du Quebec since 1983.

Rene Bousquet joined Microcell in March 1996 and held the position of Director with the Financial Planning and Corporate Planning departments before becoming Vice-President, Finance of Solutions in May 2002 and Vice-President, Marketing of Solutions in June 2003. Prior to joining Microcell, Mr. Bousquet held a number of management positions in marketing, including Director at PricewaterhouseCoopers. Mr. Bousquet holds a Bachelor's degree in Business Administration (Marketing and Finance) from the Universite de Sherbrooke and a Master's degree in Business Administration from the same institution.

Steven Picco joined Microcell in January 2004 as Vice-President, Sales for Solutions. Prior to joining Microcell, Mr. Picco was an executive with Procter & Gamble for the last 16 years, most recently as the head of the business transition that ensured from Procter & Gamble's acquisition of Clairol and, during a five-year period, as the head of Procter & Gamble product distribution through Costco superstores.

SHARE OWNERSHIP

Besides Mr. Charles Sirois, who beneficially owns 5,665 class A restricted voting shares, 669,128 Warrants 2005 and 1,115,214 Warrants 2008, with the Warrants representing 16.7% of each respective warrant series, to our knowledge, no director or officer beneficially owns more than 1% of each of our classes of securities. Directors and officers of Microcell as a group own: (1) 5,665 class A restricted voting shares, or 18.9% of that class, all of which are owned directly and indirectly by Mr. Charles Sirois; and (2) 1,914 class B non voting shares, two of which are owned directly by Mr. Alain Rheaume, 12 of which are owned directly and indirectly by Mr. Andre Tremblay, and 1,900 of which are owned directly and indirectly by Mr. Andre Bureau.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Messrs. Andre Bureau, Andre Tremblay and Charles Sirois were directors and Messrs. Alain Rheaume, Dean Proctor, Gaetan Jacques, Jacques Leduc, Jocelyn Cote, Michel Cordeau, Robert Fortier and Pierre Bonin were officers of Old Microcell (Andre Tremblay and Charles Sirois were both directors and officers of Old Microcell) at the time Old Microcell filed for and received protection under the CCAA on January 3, 2003.

Mr. Andre Bureau was a director of AT&T Canada Inc. until April 1, 2003. AT&T Canada completed a plan of arrangement under the CCAA and the CBCA on April 1, 2003.

Mr. James Continenza was Chief Operating Officer and a director of Teligent, Inc. at the time Teligent, Inc. and its domestic subsidiaries filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Teligent, Inc. emerged from bankruptcy on September 12, 2002 pursuant to an approved plan of reorganization.

Mr. Robert Latham was the Chairman and Chief Executive Officer of Axxent Inc. at the time Axxent Inc. was petitioned into bankruptcy on April 23, 2001.

Mr. Steven D. Scheiwe was the Chief Executive Officer and a director of Teletrac Inc., a Delaware corporation, from April 1999 to May 2001. Teletrac Inc. filed for a reorganization under Chapter 11 of the U.S. Bankruptcy Code in June 1999. Mr. Scheiwe was also a director of Nucentrix Broadband Communications, Inc. when it filed for a reorganization under Chapter 11 of the U.S. Bankruptcy Code in September 2003.

Mr. Lorie Waisberg was a director of McWatters Mining Inc. at the time McWatters Mining Inc. filed for and received protection under the CCAA in 2001 as well as when McWatters Mining Inc. filed a notice of intention to file a proposal under the Bankruptcy and Insolvency Act (Canada) in January 2004. Mr. Lorie Waisberg continues to act as a director of McWatters Mining Inc.

ITEM 7 - MARKET FOR THE NEGOTIATION OF SECURITIES

Our Class A Restricted Voting Shares (MT.A), Class B Non-Voting Shares (MT.B), Warrants 2005 (MT.WT.A) and Warrants 2008 (MT.WT.B) have been listed on the Toronto Stock Exchange since May 1, 2003. From October 15, 1997 to April 1, 2003, Old Microcell's Class B Non-Voting Shares (MTI.B) were listed on the Toronto Stock Exchange.

ITEM 8 - ADDITIONAL INFORMATION

We will provide to any person or company, upon request to the Corporate Secretary of the Company at 1250 Rene-Levesque Blvd. West, 38th floor, Montreal, Quebec, H3B 4W8:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of this Renewal Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors thereon, and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the Company's Notice of Annual and Special Meeting of shareholders and Management Proxy Circular; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

 (b) at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.